 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION DATED MARCH 21, 1997

                                                Registration No. 333-22091
================================================================================



                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                AMENDMENT NO. 1
                                       TO
                                   FORM SB-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                         PRO TECH COMMUNICATIONS, INC.
       (Exact Name of Small Business Issuer as Specified in its Charter)


     FLORIDA                                3470                                  59-3281593
(State or jurisdiction          (Primary Standard Industrial                  (I.R.S. Employer
   of incorporation)             Classification Code Number)                 Identification No.)

                          3311 INDUSTRIAL 25TH STREET
                           FT. PIERCE, FLORIDA 34946
                                 (561) 464-5100
   (Address, including zip code, and telephone number of principal executive offices)

                            KEITH LARKIN, PRESIDENT
                         PRO TECH COMMUNICATIONS, INC.
                          3311 INDUSTRIAL 25TH STREET
                           FT. PIERCE, FLORIDA 34946
                                 (561) 464-5100
           (Name, address, and telephone number of agent for service)

                                   Copies to:

                            LESLIE J. CROLAND, ESQ.
     LUCIO, MANDLER, CROLAND, BRONSTEIN, GARBETT, STIPHANY & MARTINEZ, P.A.
                        701 BRICKELL AVENUE, SUITE 2000
                              MIAMI, FLORIDA 33131
                                 (305) 579-0012

         Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box [x]

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                        CALCULATION OF REGISTRATION FEE



==================================================================================================================
                                                           Proposed               Proposed
         Title of each                                      maximum                maximum           Amount of
      class of securities           Amount to be        offering price       aggregate offering     registration
           registered                registered          per share (1)            price (1)             fee
------------------------------------------------------------------------------------------------------------------
 Common Stock, par value
 $.001 per share(2)                  1,000,000           $5.625                $ 5,625,000           $1,704.53
-------------------------------------------------------------------------------------------------------------------
 Common Stock, par value
 $.001 per share (3)(4)              1,240,000           $5.625                $ 6,975,000           $2,113.63
===================================================================================================================
   TOTAL ........................................................................................... $3,818.16
===================================================================================================================
   PAID WITH PRIOR FILING .......................................................................... $3,121.81
===================================================================================================================
   TOTAL PAID WITH THIS FILING ..................................................................... $  696.35
===================================================================================================================



(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) and based upon the average of the bid and asked prices of the Common Stock as reported on the NASD's electronic bulletin board on March 19, 1997.


(2) Shares of Common Stock to be offered and sold by the Company.
(3) Shares of Common Stock underlying Stock Purchase Warrants (the "Warrants") and two Stock Options (the "Options") registered on behalf of seven selling security holders.
(4) Pursuant to Rule 416, such number of additional shares of Common Stock as may become issuable in accordance with the anti-dilution provisions of the Warrants and the Option are being registered hereby.

                         PRO TECH COMMUNICATIONS, INC.

              Item No.  Caption in Form SB-2                                 Location or Caption in Prospectus
              ------------------------------                                 ---------------------------------
              1.  Front of Registration Statement and Outside Front
                    Cover of Prospectus   . . . . . . . . . . . . .          Outside Front Cover Page
              2.  Inside Front and Outside Back Cover Pages of
                  Prospectus    . . . . . . . . . . . . . . . . . .          Inside Front and Outside Back Cover Pages
              3.  Summary Information and Risk Factors  . . . . . .          Prospectus Summary; Risk Factors
              4.  Use of Proceeds   . . . . . . . . . . . . . . . .          Use of Proceeds
              5.  Determination of Offering Price   . . . . . . . .          Outside Front Cover Page
              6.  Dilution  . . . . . . . . . . . . . . . . . . . .          Dilution
              7.  Selling Security Holders  . . . . . . . . . . . .          Principal and Selling Stockholders
              8.  Plan of Distribution  . . . . . . . . . . . . . .          Outside Front Cover Page; Plan of Distribution
              9.  Legal Proceedings   . . . . . . . . . . . . . . .          Business - Legal Proceedings
              10. Directors, Executive Officers, Promoters and
                     Control Persons  . . . . . . . . . . . . . . .          Management
              11. Security Ownership of Certain Beneficial Owners
                  and Management  . . . . . . . . . . . . . . . . .          Principal and Selling Stockholders; Certain
                                                                               Transactions
              12. Description of Securities   . . . . . . . . . . .          Description of Securities
              13. Interest of Named Experts and Counsel   . . . . .          Legal Matters; Experts
              14. Disclosure of Commission Position on
                    Indemnification for Securities Act Liabilities           Management - Indemnification
              15. Organization Within Last Five Years   . . . . . .          Certain Transactions
              16. Description of Business   . . . . . . . . . . . .          Prospectus Summary; Risk Factors; Management's
                                                                             Discussion and Analysis of Financial Condition;
                                                                             Business
              17. Management's Discussion and Analysis or Plan of            Management's Discussion and Analysis of Financial
                  Operation   . . . . . . . . . . . . . . . . . . .          Condition

              18. Description of Property   . . . . . . . . . . . .          Business - Property
              19. Certain Relationships and
                    Related Transactions  . . . . . . . . . . . .            Principal and Selling Stockholders; Certain
              20. Market for Common Equity and Related                       Transactions
                    Stockholder Matters   . . . . . . . . . . . . .          Outside Front Cover Page; Risk Factors; Price Range of
                                                                             Common Stock; Description of Securities
              21. Executive Compensation  . . . . . . . . . . . . .          Management
              22. Financial Statements  . . . . . . . . . . . . . .          Financial Statements
              23. Changes In and Disagreements With Accountants
                  on Accounting and Financial Disclosure  . . . . .          Not Applicable





                                      (i)

                Subject to Completion, Dated March 21, 1997

PROSPECTUS
                                2,240,000 SHARES
                         PRO TECH COMMUNICATIONS, INC.
                                  Common Stock
       Pro Tech Communications, Inc. (the "Company") hereby offers for sale
1,000,000 shares of common stock, par value $.001 per share (the "Common Stock"). This Prospectus also relates to 1,240,000 shares of Common Stock underlying Stock Purchase Warrants (the "Warrants") and two Stock Options (the "Options"), which may be sold by seven stockholders (the "Selling Stockholders").
       The Company and the Selling Stockholders may sell all or a portion of the shares of Common Stock from time to time in one or more transactions on the electronic bulletin board of the National Association of Securities Dealers, Inc. (the "NASD"), or otherwise, at market prices prevailing at the time of sale, at prices related to the then-current market price, or at negotiated prices. In connection with sales by the Selling Stockholders, the Selling Stockholders and any brokers participating in such sales may be deemed underwriters within the meaning of the Securities Act of 1933 (the "1933 Act"). The Company will not receive any of the proceeds from the sale of such shares, except for the proceeds which may be received as a result of the exercise of the Warrants and the Option owned by the Selling Stockholders. See "Plan of Distribution" and "Principal and Selling Stockholders."
       This offering is being conducted on a "best efforts" basis by the Company. No underwriting discounts or commissions will be paid in connection with the sale of the shares of Common Stock to be sold by the Company. There is no minimum number of shares which must be sold and there can be no assurances that the Company will receive any proceeds pursuant to this offering. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders, except for $1,640,000 which is required to be paid to the Company by the Selling Stockholders as a result of the exercise of the Warrants and the Options.

       The Common Stock is traded on the over-the-counter market under the symbol "PCTU." On March 19, 1997, the average of the bid and asked prices of the Common Stock were $5.50 and $5.75, respectively.

       SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


======================================================================================================================
                                                                                                        Proceeds to
                                                        Price                  Proceeds                   Selling
                                                     to Public(1)           to Company(2)             Stockholders(3)
======================================================================================================================
  Per Share . . . . . . . . . . . . . . . . .
                                                     $__________             $__________                $_________
======================================================================================================================
  Total . . . . . . . . . . . . . . . . . . .        $___________             $_________                $_________
======================================================================================================================


(1) The price of the shares of Common Stock is based upon the average of the bid and asked prices of the Common Stock as reported on the NASD's electronic bulletin board on ____________ ___, 1997.
(2) Before deducting expenses of this offering payable by the Company, estimated at $50,000. Includes $1,640,000 of proceeds from the exercise of the Warrants and the Options owned by the Selling Stockholders.
(3) Does not take into account any commissions payable by the Selling Stockholders in brokers transactions.

                             ADDITIONAL INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such periodic reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, at its Chicago Regional Office at Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661-2511, and at its New York Regional Office at 7 World Trade Center, Suite 1300, New York, New York 10007, and copies of such materials can be obtained from the Public Reference Section at prescribed rates. The Company intends to furnish its stockholders with annual reports containing financial statements certified by independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission and the address of such site is http://www.sec.gov.

                               PROSPECTUS SUMMARY

        This summary is qualified in its entirety by reference to the detailed information and financial statements and related notes appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety.

                                  THE COMPANY

     The Company was incorporated in the State of Florida on October 5, 1994. From August 30, 1991 to October 31, 1994, the Company's business was conducted by Pro Tech Systems, a limited partnership organized under the laws of the State of California. Keith Larkin, the President, Treasurer and Chairman of the Board of the Company, was the general partner of Pro Tech Systems and there were 12 limited partners in the limited partnership. From the formation of Pro Tech Systems in August 1991 until June 1993, the limited partnership was involved in engineering and designing lightweight telecommunications headsets as well as preliminary marketing efforts for its headsets. From June 1993 until October 1994, Pro Tech Systems was engaged in limited manufacturing and marketing activities for its product. On November 1, 1994, all of the assets of Pro Tech Systems were transferred to the Company as consideration for the issuance of 2,000,000 shares of Common Stock, which were subsequently distributed on a pro rata basis to each of the partners of the partnership. As of December 13, 1994, Pro Tech Systems was formally dissolved.

     The Company presently designs, develops, manufactures and markets lightweight telecommunications headsets employing what the Company believes are new concepts in advanced lightweight design and marketing strategies involving the sale of the Company's product directly to the commercial headset market as a replacement for its competitors' products. The Company presently manufactures and markets its first design for the commercial headset market comprised of fast food companies and other large quantity users of headset systems, and is in the process of completing development of a second design for the telephone user market, which includes telephone operating companies, government agencies, business offices, and professional telephone centers. The Company will commence testing this product in the second quarter of the 1997 fiscal year. The Company's business strategy is to offer lightweight headsets with design emphasis on performance and durability at a cost below that of its competitors.

     The Company intends to concentrate its efforts on the production of that portion of the telephone headset that the user wears. There are two components to a complete telephone headset. The first is the headset component that the user wears, consisting of a receiver capsule and a voice tube. The second is the electronic amplifier component which plugs into the telephone system to be
operated.   Of the two components, the electronic amplifier is relatively more complex, time consuming and costly to produce as it requires many variations to interface with the wide variety of telephone systems in the market and generates higher labor and material costs. The electronic amplifier also generally offers lower profit margins than the headset component. As a result, the Company presently does not intend to produce electronic amplifiers, but will concentrate its efforts on the production and distribution of the headsets having the capability of connecting to and interfacing with the various electronic amplifiers and telephone systems currently in use. The Company, however, conducted its own market study to determine whether it would be financially viable for the Company to produce its own electronic amplifier. Based on the study, the Company has determined to proceed with the production, marketing and sale of an amplifier. The Company anticipates spending approximately $250,000 of the proceeds from the exercise of the Warrants and the Option to research and develop the product. See "Use of Proceeds."

     The Company's principal executive offices are located at 3311 Industrial 25th Street, Fort Pierce, Florida 34946, and its telephone number is (561) 464-5100.

                                  THE OFFERING

Common Stock Offered by the Company . . . . . . . . . . .           1,000,000 shares

Common Stock Offered by Selling Stockholders  . . . . . .           1,240,000 shares

Common Stock Outstanding Prior to Offering  . . . . . . .           4,014,000 shares (1)

Common Stock Outstanding After Offering . . . . . . . . .           6,254,000 shares (1)

Use of Proceeds     . . . . . . . . . . . . . . . . . . .           Net proceeds estimated to be approximately $7,215,000
                                                                    are intended to be used primarily to implement the
                                                                    Company's business expansion strategy.  See "Use of
                                                                    Proceeds" and "Business-Growth Strategy."

Risk Factors  . . . . . . . . . . . . . . . . . . . . . . An investment in the shares of Common Stock offered hereby involves a high degree of risk.  Investors should consider the information under the caption "Risk Factors."

NASD Electronic Bulletin Board Symbol . . . . . . . . . . PCTU

__________________________
(1) Does not include 540,000 shares of Common Stock underlying stock options granted to an executive officer of the Company. See "Management-Stock Option Plan."
                             SUMMARY FINANCIAL DATA


   The following table presents selected historical financial data of the Company for each of the fiscal years in the two year period ended October 31, 1996 and for each of the three month periods ended January 31, 1996 and 1997. The summary financial data set forth below is derived from and should be read in conjunction with the Company's financial statements and notes thereto and the "Management's Discussion and Analysis of Financial Condition" section contained elsewhere in this Prospectus.



                                                                                                   Three Months Ended
                                                               Years Ended October 31,               January 31,(1)
                                                              -------------------------          ------------------------
                                                                 1995             1996             1996           1997
                                                               --------        ---------        ----------     ----------
        STATEMENT OF INCOME DATA:
             Net Sales  . . . . . . . . . . . . . . . . . .   $ 830,667         $ 852,778        $ 196,586      $ 183,514
             Gross Profit . . . . . . . . . . . . . . . . .     472,072           571,096          130,289        125,631
             Income from Operations . . . . . . . . . . . .      56,665            66,359           36,927        (34,051)
             Other Income (Expenses), Net . . . . . . . . .       1,226           (65,165)           4,725          5,929
                                                              ---------         ---------        ---------      ---------
             Income Before Income Taxes . . . . . . . . . .      57,891             1,194           41,652        (28,102)
             Income Taxes . . . . . . . . . . . . . . . . .      13,932             1,715           13,932              0
                                                              ---------         ---------        ---------      ---------
             Net Income (Loss)  . . . . . . . . . . . . . .   $  43,959         $    (521)       $  27,720      $ (28,102)
                                                              =========         =========        =========      =========

        PER SHARE DATA:
             Income (Loss) Per Share  . . . . . . . . . . .   $    0.02         $    0.00        $    0.01      $    0.00
                                                              =========         =========        =========      =========
             Average Shares Outstanding . . . . . . . . . .   2,462,417         3,414,000        2,864,000      3,964,000
                                                              =========         =========        =========      =========



                                                                                            January 31, 1997(1)
                                                                                    -----------------------------------
                                                                                     Actual              As Adjusted(2)
                                                                                    --------             --------------
        BALANCE SHEET DATA:
             Cash and Cash Equivalents  . . . . . . . . . .                         $  522,354            $7,737,354
              Accounts Receivable . . . . . . . . . . . . .                            122,055               122,055
              Inventory . . . . . . . . . . . . . . . . . .                            191,809               191,809
              Working Capital . . . . . . . . . . . . . . .                            843,829             8,058,829
              Total Assets  . . . . . . . . . . . . . . . .                          1,032,486             8,247,486
              Total Current Liabilities . . . . . . . . . .                             49,233                49,233
              Stockholders' Equity  . . . . . . . . . . . .                            983,253             8,198,253

__________________________
(1)    Interim data is not covered by the Report of the independent accountants.
(2) Reflects the purchase of the Shares underlying the Warrants and the Options and the sale of the 1,000,000 shares of Common Stock offered by the Company.

                                  RISK FACTORS

     Prospective investors should carefully consider, along with the other information contained in this Prospectus, the following risk factors relating to the Company, its business and the shares of Common Stock offered hereby.

RECENT FORMATION, LIMITED OPERATING HISTORY AND RECENT NET LOSS
   The Company was incorporated in the State of Florida on October 5, 1994. From August 1991 to October 1994, the Company's business was conducted by Pro Tech Systems, a limited partnership organized under the laws of the State of California. From the formation of Pro Tech Systems in August 1991 until June 1993, the limited partnership was involved in engineering and designing lightweight telecommunications headsets as well as preliminary marketing efforts for its headsets. From June 1993 until October 1994, Pro Tech Systems was engaged in limited manufacturing and marketing activities for its product. On November 1, 1994, all of the assets of Pro Tech Systems were transferred to the Company. See "Business-General." As of October 31, 1996, the Company's total assets were $1,110,508, stockholders' equity was $1,011,355 and the Company had a net loss of $(521). For the three months ended January 31, 1997, total assets were $1,032,486, stockholders' equity was $983,253 and the Company had a net loss of $(28,102). As a result, the Company faces numerous risks associated with a relatively low-capitalized company. The Company's business is and will continue to be subject to many factors beyond the Company's control, including competition from more established and better capitalized telephone headset manufacturers and economic downturns causing decreases in capital expenditures by the Company's customers. The Company may also encounter unanticipated problems, including development, manufacturing and marketing difficulties, some of which may be beyond the Company's ability to resolve. See "Business." COMPETITION

     The lightweight telephone headset industry is highly competitive and characterized by a few dominant producers. The Company's competitors include Plantronics, Inc. ("Plantronics"), the industry leader, and to a lesser extent, ACS Wireless, Inc. ("ACS Wireless"), GN Netcom, Inc. and UNEX Corporation. All of the Company's known competitors possess substantially greater financial, manufacturing, marketing, distribution and other resources than the Company. Such competition could adversely affect the Company's pricing and distribution of its products and, as a result, its profit margins. Although the Company believes that its business strategy based upon low overhead and cost of production will give it a competitive advantage over its larger competitors, no assurance can be given that competitive pressure from these companies will not materially adversely affect the Company's business and financial condition. In the event of price competition with respect to the Company's products, competitive pressures could cause the Company to reduce the prices of its products, which would result in reduced profit margins. Prolonged price competition would have a material adverse effect on the Company's operating results and financial condition. A variety of other potential actions by the Company's competitors, including increased promotion and accelerated introduction of new or enhanced products, could have a material adverse effect on the Company's results of operations. There can be no assurance that the Company will be able to compete successfully against its larger, more established and better capitalized competitors. See "Business- Competition."

DEPENDENCE ON SIGNIFICANT CUSTOMERS

     McDonald's Corporation and its franchises accounted for approximately 30% of the Company's net sales for fiscal year 1996. No other customer of the Company accounted for more than 10% of the Company's net sales for this period. The loss of McDonald's Corporation and its franchisees as customers, or a significant reduction in their purchases of the Company's products, could have a material adverse effect on the Company's business and results of operations if the Company is not able to quickly replace the net sales generated by these customers.

RELIANCE ON KEY PERSONNEL

     The Company is dependent on the personal efforts and skills of Keith Larkin, age 73, the founder, Chairman of the Board President and Treasurer of the Company. Among his many duties on behalf of the Company, Mr. Larkin is primarily responsible for the design of the Company's products and the oversight of the manufacturing process. See "Management." Although Mr. Larkin has entered into a five-year employment agreement with the Company, there can be no assurance that he will continue to work for the Company during the entire term of his agreement, nor can there be any assurance that his efforts can produce profits for the Company. The loss, incapacity or unavailability of Mr. Larkin could have a material adverse affect on the Company's operations. The Company does not have keyman life insurance on the life of Mr. Larkin.

NEED TO SUCCESSFULLY DEVELOP NEW PRODUCTS AND MARKETS

     The Company's net sales to date have been derived from the sale of lightweight telephone headsets primarily to fast food companies and other large quantity users of headset systems. Substantially all of the Company's sales have been made directly to the end user and its product development efforts have primarily been directed toward incremental enhancements of its existing products. In the future, the Company intends to enhance both its existing products and to develop new products that capitalize on its core technology and expand the Company's product offerings to new user market segments, including, but not limited to, telephone operating companies, government agencies, business offices and professional telephone centers. The success of new product introductions is dependent on several factors, including proper new product selection, timely completion and introduction of new product designs, quality of new products and market acceptance. Although the Company will attempt to determine specific needs of these new markets, there can be no assurance that the market identified by the Company will in fact materialize or that the Company's future products designed for such market will gain substantial market acceptance.

DEMANDS OF CHANGING TECHNOLOGIES

     The technology of telephone headsets has traditionally evolved slowly. Products have generally exhibited life cycles of five to ten years before introduction of the next generation of products, which usually included stylistic changes and quality improvements but were based on similar technology. The Company believes that future changes in technology may come at a faster pace, particularly in the intensive telephone user market. The Company's future success will be dependent in part on its ability to develop products that utilize new technologies and to introduce them in the marketplace successfully. In addition, in order to avoid product obsolescence, the Company will have to monitor technology changes in telephony, as well as users' demands for new technologies. Failure by the Company to keep pace with future technological changes could materially adversely affect the Company's revenues and operating results. See "Business-Products."

NO CONTRACTS WITH SUPPLIERS

     The Company purchases the components for its headsets from four suppliers in the Far East and twelve in the United States, who produce the components to the Company's specifications based upon molds designed by the Company. Five of such companies supply 90% of the component parts of the Company's products.
The Company does not have any contracts with such companies. The Company currently purchases such components on a purchase order basis and does not intend to enter into master purchase agreements with any of its suppliers. Although the Company has not experienced interruptions in the supply of components, an interruption in such supply could temporarily result in the Company's inability to deliver products on a timely basis, which in turn could adversely affect its operations. See "Business-Manufacturing."


IMPORTANCE OF PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS

     The extent of the Company's success could depend in part on its ability to obtain patents and preserve other intellectual property rights covering the design and operation of its products. The Company does not currently hold any patents, although it intends to seek patents on its inventions at an appropriate time in the future. The process of seeking patent protection can be lengthy and expensive, and there can be no assurance that patents will issue from any applications filed by the Company or that any patent issued will be of sufficient scope or strength or provide meaningful protection or any commercial advantage to the Company. The Company may be subjected to, or may initiate, litigation or patent office interference proceedings, which may require significant financial and management resources. The failure to obtain necessary licenses or other rights or the advent of litigation arising out of any such claims could have a material adverse effect on the Company's operations. See "Business-Proprietary Protections."

USE OF NET PROCEEDS NOT SPECIFIC

     All of the net proceeds from the sale of the 1,000,000 shares of Common Stock offered by the Company will be added to working capital and are intended to be used to implement the Company's business expansion strategy, which could include the application of all of such additional working capital to expand the Company's existing operations by acquiring complementary businesses, assets or product lines. Such strategy may require management to choose among several expansion opportunities. Investors will therefore be relying on the judgment of the Company's management in the selection of such opportunities after the completion of this offering. Such opportunities may involve various risks which could affect the Company's business and profitability. See "Use of Proceeds" and "Business-Growth Strategy."

GROWTH STRATEGY AND RISKS RELATING TO FUTURE ACQUISITIONS

     The proceeds from the sale of the shares of Common Stock to be offered by the Company and the proceeds from the purchase of the shares of Common Stock underlying the Warrants and the Option are intended to be used to acquire other companies, assets or product lines that would complement or expand the Company's present business. The Company's ability to grow by acquisition is dependent upon, and may be limited by, the availability of some suitable acquisition candidates and capital. Acquisitions involve risks that could adversely affect the Company's operating results including the assimilation of the operations and personnel of acquired companies, the possible amortization of acquired intangible assets and the potential loss of key employees of acquired companies. There can be no assurances that the Company will be able to consummate any acquisitions on suitable terms. No commitments, binding agreements, arrangements or understandings have been entered into within any third parties to date and there can be no assurance that any acquisitions will be completed. See "Use of Proceeds" and "Business-Growth Strategy."

CONTROL BY PRINCIPAL STOCKHOLDER


     As of the date of this Prospectus, Keith Larkin beneficially owns
1,427,700 shares of Common Stock, or 35.6% of the outstanding Common Stock. See "Principal and Selling Stockholders." Upon completion of the sale of all of the shares of Common Stock offered hereby, of which there can be no assurance, Mr. Larkin will own 22.9% of the outstanding shares of Common Stock. Since holders of Common Stock do not have cumulative voting rights under the Company's Articles of Incorporation, Mr. Larkin will own the largest block of Common Stock and, therefore, may be in a position to determine the outcome for the election of directors and thereby control the Company.
NO LIABILITY INSURANCE


     Based upon the design of headsets and their intended use, the Company believes that its exposure to claims for injuries arising out of the Company's products is minimal. As a result, the Company does not carry any liability insurance coverage for such claims. Certain claims for injuries could have a material adverse affect on the Company's financial condition and operations. To date, however, there have not been any claims for injuries arising out of the Company's products.

IMMEDIATE AND SUBSTANTIAL DILUTION

     The purchase price of the Common Stock substantially exceeds the tangible book value of the Common Stock. Purchasers of the Common Stock will therefore experience an immediate substantial dilution in the net tangible book value per share of the Common Stock after this offering in the amount of $4.315 per share.

NO DIVIDENDS

     The Company has not paid any cash dividends since its inception, does not anticipate paying any cash dividends in the foreseeable future and intends to retain earnings, if any, to provide funds for general corporate purposes and the proposed expansion of the Company's business. See "Business-Growth Strategy." Any future dividends will be dependent upon the earnings of the Company, its financial requirements and other relevant factors.

NO ASSURANCE OF LIQUID PUBLIC MARKET FOR COMMON STOCK; POTENTIAL VOLATILITY OF STOCK PRICE

     The Common Stock has been trading on the NASD electronic bulletin since March 22, 1996. As compared to other markets, such as the NASDAQ SmallCap Market, an investor may find it difficult to dispose of or to obtain accurate quotations for the Common Stock. If and when the Company meets the NASD's listing requirements, an event of which there can be no assurance, the Company intends to file an application to list the Common Stock on the NASDAQ SmallCap Market. Such market's present minimum listing requirements include minimum total assets of $4 million, total stockholders' equity of $2 million, a market value of public float of at least $1 million, and a minimum bid price for at least thirty days of $3.00 per share. NASDAQ is proposing to increase the listing standards to: (a) $4 million in net tangible assets or $500,000 in net income in two of the last three years or a market capitalization of at least $35 million, (b) a market value of public float of at least $5 million, and (c) a minimum bid price for at least thirty days of $4.00 per share. There can be no assurances that the Company will meet the NASDAQ's listing requirements in the future. In addition, the market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors. The stock market generally may experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. Such fluctuations, in general economic and market conditions, may adversely affect the market price of the Common Stock.

RISK OF COMMON STOCK TRADING AT BELOW $5.00 PER SHARE

     If the trading price of the Common Stock is less than $5.00 per share, trading in the Common Stock will be subject to certain rules promulgated under the 1934 Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors.
For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Common Stock, which could severely limit the market liquidity of the Common Stock and the ability of persons to sell the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE
     Upon completion of the sale of all of the shares of Common Stock offered hereby, the Company will have outstanding 6,254,000 shares of Common Stock. Of such shares, the 2,240,000 shares of Common Stock offered hereby will be freely tradeable without restriction or further registration under the 1933 Act, unless held or purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the 1933 Act. Subject to the volume limitations of Rule 144 in the case of affiliates, the remaining 4,014,000 shares of Common Stock are also available for sale in the public market. Sales of these shares in the public market, or the availability of such for sale, could adversely affect the market price for the Common Stock. See "Description of Securities-Shares Eligible for Future Sale."

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK

     The Company believes that this Prospectus, of which this Registration Statement forms a part, contains forward-looking statements, including statements regarding, among other items, the Company's future plans and growth strategies. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, many of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described herein, including, among others, economic influences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire or prove to be accurate.

                              PLAN OF DISTRIBUTION

THE COMPANY

     The 1,000,000 shares of Common Stock being offered by the Company hereby will be sold from time to time in one or more transactions on the NASD's electronic bulletin board, or otherwise, at market prices prevailing at the time of sale, at prices related to the then-current market price, or at negotiated prices. Any sales on behalf of the Company will be done pursuant to Rule 3a4-1 of the 1934 Act.

SELLING STOCKHOLDERS

     The Company has been advised by the Selling Stockholders that they may sell all or a portion of their shares of Common Stock from time to time in one or more transactions on the NASD's electronic bulletin board, or otherwise, at market prices prevailing at the time of sale, at prices related to the then-current market price, or at negotiated prices. See "Principal and Selling Stockholders." In connection with such sales, the Selling Stockholders and any brokers participating in such sales may be deemed underwriters within the meaning of the 1933 Act.
     In accordance with the terms of the Warrants issued to five of the Selling Stockholders, such stockholders are required to purchase the shares of Common Stock underlying the Warrants within five business days after the Registration Statement of which this Prospectus forms a part is declared effective by the Commission. The Company, in its complete discretion, may permit the Warrants to be exercised after such five day period, if the Board of Directors of the Company determines that it would be in the best interests of the Company and its stockholders to permit the Warrants to be exercised. See "Use of Proceeds." The owners of the Options are not obligated to exercise the Options within any given period of time.

                                    DILUTION

     At January 31, 1997, the Company had a net tangible book value of $983,253, or $.25 per share. Net tangible book value per share represents the amount of the Company's tangible assets less the amount of its liabilities, divided by the number of shares of Common Stock outstanding. After giving effect of the sale of 1,000,000 shares of Common Stock offered by the Company at an assumed price of $5.625 per share and the Company's receipt of the proceeds from the exercise of the Warrants and Options owned by the Selling Stockholders, the pro forma net tangible book value of the Company as adjusted as of January 31, 1997 would be approximately $8,198,253 or $1.31 per share. Accordingly, the cash investment by the public investors of $5.625 per share will be diluted immediately by approximately $4.315 per share. The aggregate increase in the net tangible book value to the present stockholders, at no additional cost to them, will be approximately $1.06 per share. The following table illustrates per share dilution:

       Assumed public offering price per share  . . . . . . . . . . . .                                   $5.625

       Net tangible book value per share before offering  . . . . . . .                $ .25

       Increase per share attributable to payments by
           new investors  . . . . . . . . . . . . . . . . . . . . . . .                 1.06
                                                                                       -----

       Adjusted pro forma net tangible book value
           per share after offering . . . . . . . . . . . . . . . . . .                                    1.310
                                                                                                          ------
       Dilution of net tangible book value
           per share to new investors . . . . . . . . . . . . . . . . .                                   $4.315
                                                                                                          ======

                          PRICE RANGE OF COMMON STOCK
     The following table sets forth for the quarters indicated, the high and low bid prices of the Common Stock as reported by the NASD electronic bulletin board for the period from March 22, 1996 through October 31, 1996 and for the first quarter of fiscal 1997. Prior to March 22 1996, there was no market for the Common Stock. The bid prices as reported represent prices between dealers and do not include retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

                    March 22, 1996
                       through                                                    Common Stock
                   October 31, 1996                                           High              Low
                   ----------------                                           ----              ---
          Second Quarter                                                      $0.75             $0.50

          Third Quarter                                                       $3.75             $0.80

          Fourth Quarter                                                      $3.625            $0.875



                    Year Ending
                  October 31, 1997
                  ----------------
          First Quarter                                                       $5.25             $1.8125



     The Common Stock is traded on the NASD's electronic bulletin board under the symbol "PCTU." On March 19, 1997, the average of the bid and asked prices of the Common Stock was $5.625. On January 24, 1997, there were approximately 59 holders of record of the Common Stock. This number does not include any adjustment for stockholders owning Common Stock in "street" name.



                                USE OF PROCEEDS

     If all the shares of Common Stock are sold, and the Warrants and the Options are exercised, of which there is no assurance, the maximum net proceeds to the Company, based upon the average of the bid and asked prices of the Common Stock as reported on the NASD's electronic bulletin board on March 18, 1997, are estimated to be approximately $7,215,000, after deducting expenses of this offering (estimated at $50,000). Such net proceeds will be used for the implementation of the Company's business expansion strategy. See "Business-Growth Strategy." Because the shares of Common Stock are being offered by the Company on a best efforts basis, there can be no assurances that any of the shares of Common Stock can be sold, and, accordingly, the proceeds hereof may be significantly less than that set forth herein.

PROCEEDS FROM SALE OF COMMON STOCK

     If the Company obtains at least $1,000,000 from the sale of shares of Common Stock and if attractive opportunities are available to the Company, of which there can be no assurance, the Company intends to expand its business by the acquisition of other companies, assets or product lines that would complement or expand the Company's existing business. The Company, however, is not engaged in any discussions with third parties with respect to such methods of expansion and there can be no assurance that the Company can successfully expand its business at all or on terms favorable to the Company. If net proceeds of less than $1 million are received by the Company from the sale of Common Stock, such proceeds will be added to working capital and will be available for, among other uses, the expansion of the Company's domestic and international markets. See "Business-Growth Strategy."

PROCEEDS FROM EXERCISE OF WARRANTS AND OPTIONS

     The net proceeds to the Company from the exercise of the Warrants and the Options are estimated to be approximately $1,640,000. The Company intends to use such net proceeds as follows:

                                                                                           Approximate
                                                                     Approximate          Percentage of
 Application of Proceeds                                            Dollar Amount         Dollar Amount
 -----------------------                                            -------------         -------------
 Marketing and advertising(1)  . . . . . . . . .                   $   350,000                21.7%
 Open international offices(2) . . . . . . . . .                       280,000                17.1%

 Increase sales force(3) . . . . . . . . . . . .                       170,000                 9.9%

 Product design and development(4) . . . . . . .                       420,000                26.3%
 Increase inventory to support customer
 requirements  . . . . . . . . . . . . . . . . .                       180,000                10.5%

 Working capital(5)  . . . . . . . . . . . . . .                       240,000                14.5%
                                                                   -----------                ----
      Total  . . . . . . . . . . . . . . . . . .                   $ 1,640,000                 100%
                                                                   ===========                ====

----------------------------------
(1) The Company intends to invest $160,000 into existing U.S. targeted markets and $190,000 in market research and introduction of products into targeted international markets.
(2) The Company intends to open offices in Sidney, Australia and London, England to support its international sales efforts.
(3) The Company intends to hire two additional marketing representatives to support anticipated U.S. demand for products.
(4) The Company intends to increase the design and development for three products. This investment is targeted in three areas: (i) amplifier design and associated plastic moldmaking and sourcing of component parts (approximately $250,000); (ii) moldmaking and final design for the Trinity (approximately $120,000), and (iii) final design changes for the ConForm (approximately $50,000).
(5) Working capital includes, but is not limited to, carrying additional receivables associated with increased sales, costs to expand additional warehouses, personnel costs for the expansion of the Company's existing products and expenses for distribution, acquisition, and other general and administrative expenses.

GENERAL

     Although the Company does not intend to use any portion of the net proceeds of this offering to pay officers' salaries, which are expected to be funded from cash generated from operations, it may be necessary for the Company to use from time to time a portion of the net proceeds for such purposes if cash flow is not adequate to cover officers' salaries.

     The foregoing represents the Company's best estimate of its allocation of the net proceeds of this offering, based upon the Company's present financial condition and present economic conditions. Future events, including the problems, delays, expenses and complications frequently encountered by companies of this size and the success or lack thereof of the Company's expansion and marketing efforts, may make shifts in the allocation of funds necessary or desirable. Pending use of the net proceeds of this offering, the Company may temporarily invest such funds in interest-bearing accounts, certificates of deposit, government obligations, short-term interest bearing obligations and similar short-term investments.

                         SELECTED FINANCIAL INFORMATION
     The selected financial information presented below for, and as of the end of, each of the fiscal years ended October 31, 1995 and 1996, and each of the three-month periods ended January 31, 1996 and 1997, is derived from the financial statements of the Company. The financial statements for each of the fiscal years ended October 31, 1995 and 1996 have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The financial statements as of and for the three-month periods ended January 31, 1996 and 1997 have not been audited, but, in the opinion of management, such financial statements include all material adjustments (which were normal recurring adjustments) necessary for fair presentation. The following selected financial information should be read in conjunction with the Company's financial statements and related notes and with the "Management's Discussion and Analysis of Financial Condition" section which follows this section of the Prospectus.


                                                                                                   Three Months Ended
                                                                                                   ------------------
                                                             Years Ended October 31,                    January 31,
                                                             -----------------------                    -----------
                                                              1995             1996               1996             1997
                                                            ---------       ---------          ---------       ----------
STATEMENT OF INCOME DATA:
     Net Sales  . . . . . . . . . . . . . . . . . .         $ 830,667       $ 852,778          $ 196,586       $  183,514
     Cost of Goods Sold . . . . . . . . . . . . . .           358,595         281,682             66,297           57,883
     Gross Profit . . . . . . . . . . . . . . . . .           472,072         571,096            130,289          125,631
     Selling, General and
      Administrative Expenses . . . . . . . . . . .           406,210         513,398             93,362          159,662
     Income from Operations . . . . . . . . . . . .            56,665          66,359             36,927           34,051
     Other Income (Expenses), Net . . . . . . . . .             1,226         (65,165)             4,725            5,929
     Income Before Income Taxes . . . . . . . . . .            57,891           1,194             41,652          (28,102)
    Income Taxes  . . . . . . . . . . . . . . . . .            13,932           1,715             13,932                0
    Net Income (Loss) . . . . . . . . . . . . . . .            43,959       $    (521)         $  27,720       $  (28,102)
                                                            =========       =========          =========       ==========
PER SHARE DATA:
     Income (Loss) Per Share  . . . . . . . . . . .         $    0.02       $    0.00          $    0.00       $     0.01
                                                                 ====            ====               ====             ====
     Average Shares Outstanding . . . . . . . . . .         2,462,417       3,414,000          2,864,000        3,964,000
                                                            =========       =========          =========       ==========

BALANCE SHEET DATA (AT END OF PERIOD):
     Cash and Cash Equivalents  . . . . . . . . . .         $ 571,270      $  596,705          $ 562,102       $  522,354
      Working Capital . . . . . . . . . . . . . . .           472,533         878,109            544,600          843,829
      Accounts Receivable, net of allowance
       for doubtful accounts  . . . . . . . . . . .           119,411         155,460            119,894          122,055
      Inventory . . . . . . . . . . . . . . . . . .            90,061         176,447             98,304          191,809
      Net Property and Equipment  . . . . . . . . .            90,166         128,880            100,551          139,424
      Total Assets  . . . . . . . . . . . . . . . .           875,692       1,110,508            897,038        1,032,486
      Total Current Liabilities . . . . . . . . . .           312,993          99,153             19,731           49,233
     Total Stockholders' Equity . . . . . . . . . .           562,699       1,011,355            625,420          983,253


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

RESULTS OF OPERATIONS

Three Months Ended January 31, 1997 Compared to Three Months Ended January 31, 1996


For the quarter ended January 31, 1997, the Company realized a net loss of $(28,102) compared to a net profit of $27,720 for the quarter ended January 31, 1996. This difference is attributed to the following changes. First, net sales for the current period decreased $13,072 as compared to the comparable 1996 period as a result of delays in planned product introductions originally scheduled for the current quarter. The Company expects to introduce one of these products, the Conform headset, in the second quarter of fiscal year 1997. The remaining two headsets, the Trinity and the NASA headset are scheduled for market introduction in the third quarter of fiscal year 1997. All revenues for the period November 1, 1996 through January 31, 1997 period are the result of direct and distribution sales of the ProCom headset. Actual unit shipments have increased 6% over the same quarter ended January 31, 1996. The Company's distributors accounted for 61% of the net revenues and 73% of unit volumes versus 45% of net revenues and 52% of unit volumes in the comparable 1996 period. This change is the result of the Company's efforts to move all sales in the fast-food market to distributors in preparation to beginning its marketing focus to the much larger telephone market. The Company believes, through its own market research, that the Company continues to retain a 37% share of the fast-food market in units.



The Company improved its gross profit by 2%, 68% in the current period versus 66% in the comparable 1996 period. This gain is the result of the Company's continued commitment to keep production costs at a minimum and yet still improve its quality and durability of its products. Consequently, the Company has made investments in improving the production process and production capacity prior to the market introductions of its three new headsets. First, investments of $11,650 were made with an alternative source of production molds for all of its new headsets. Second was the introduction of sonic welding, an initial investment of $4,898, to the production of the existing Procom headset. All future headsets will employ this process in order for the Company to further improve the durability and reliability of its products. Thirdly, the Company has sourced an alternative cable used in all of its current and planned headsets. This new cable maintains similar strength and durability but yet has a lighter weight than the current cable used in production.


Selling, General and Administrative expenses increased $66,300 in the current period ending January 31, 1997 versus the comparable 1996 period. This increase is attributed to investments in the operation in preparation for planned expansion of $21,427, along with year-end auditing expenses of $30,000 and investments of $10,023 in public relations in order to improve investor relations. Finally, additional investments of $4,750 were made in Research and Development in the potential creation of the Company's first wireless product.

YEAR ENDED OCTOBER 31, 1996 AS COMPARED TO THE YEAR ENDED OCTOBER 31, 1995.

        For the year ended October 31, 1996, the Company realized a net loss of $(521) compared to a net income of $43,959 for the year ended October 31, 1995. This difference is attributed to the one-time Form 10 SEC registration filing expense during fiscal 1996. The Company incurred this expense to establish credibility with its investors. Management believes that this investment in its new reporting position with the SEC will further attract future investment in the Company.

        Net sales for the year ended October 31, 1996 totaled $852,778, representing an increase of $22,111 in net sales over the comparable prior twelve-month period. The Company commenced the sale of its product through distributors in the first quarter of fiscal 1996, and at the completion of fiscal year 1996, the Company sold a total of 20,810 headsets, as compared to 17,599 headsets in the previous fiscal year. The difference represents an increase in sales of 3,211 headsets or 18% more than the comparable twelve-month period. The reason the Company did not achieve a comparable increase in net sales is the result of the Company's decision to expand the sale of its products through distributors in order to increase market share. This decision resulted in a reduction of prices to the Company's distributors. The disparity in price between the cost to distributors and retailers is primarily a result of shifting a direct selling expense from the Company to distributors. See "Business-Products." All revenues are the result of sales of the ProCom headset by the Company and its distributors. Distributors accounted for 62% of the net revenues and 69% of unit volumes versus 31% of net revenues and 34% of unit volumes in the comparable 1995 period. The Company, through its own research, believes that the Company currently retains a 37% share of the fast-food headset market in units which is a 103% increase in market share in the comparable 1995 period. Further expansion of the Company's market share is expected due to a formal agreement made by the Company and one of its principal customers to sell and distribute the ProCom headset worldwide.

        Gross profits improved by $99,024 or 21% over the previous comparable year. This change is the result of a further refinement of implemented accounting practices in regards to the reporting of inventory in relation to the comparable 1995 fiscal year. Costs not associated with the production of finished goods were moved to selling, general and administrative expenses ("SG&A"). Consequently, SG&A increased by the same offsetting amount. Management believes this change correctly portrays the advantage the Company retains over its competitors in manufacturing headsets. Actual SG&A increased approximately $8,000 in relation to the 1995 comparable year. This minor increase resulted from savings gained from the closure of a satellite sales office in California in July 1995 offset by investments in market research and research and development. In regards to the office closure, a total of four full-time employees, two sales representatives, a manager and a secretary were released from employment with the Company with no additional hiring required at the corporate office. The results of this office closure caused a reduction of 23% or $27,791 in marketing expenses from $149,373 in fiscal year 1995 to $121,582 in comparable 1996 period. In addition, related office expenses were reduced by a total of $113,623 from $320,149 to $206,526. Market research and research and development expenditures had a combined increase $29,009 over fiscal year 1995. Combined totals were $76,309 in fiscal year 1996 versus $47,300 in fiscal year 1995. These investments were made in preparation for several product introductions planned for fiscal year 1997. Accrued warranty expenses increased to $22,663 to support normal repairs on over 50,000 headsets in use in the fast-food market. In addition, reductions were also made of $12,939 in allowances made for bad debt in regards to the Company's outstanding accounts receivable. Currently the Company's late pay customers are less than 5% of the total accounts receivable. Additional improvements of $11,569 were seen in the reduction of outside consulting expenses required to manage and implement a computer and telecommunication equipment upgrade.

        The Company generated interest income of $27,668 for fiscal 1996 as compared to interest income of $2,160 for the comparable prior year. The interest income resulted from the Company's investment of net proceeds from the private placement of securities during fiscal 1996. Offsetting the interest income during fiscal year 1996 was an interest expense of $13,868 resulting from a loan of $250,000 from a stockholder of the Company. Comparable interest expense was $1,967 during fiscal year 1995. The loan was originally planned to support the Company's research and development efforts and as a reserve for unanticipated cash requirements. Because the Company decided that the proceeds of the loan would not be needed, the principal amount of the loan and accrued interest of $13,868 were repaid in April 1996. The principal amount of the loan accrued interest at the rate of 14.3% per annum. See "Certain Transactions."

FISCAL YEAR ENDED OCTOBER 31, 1995

        For the fiscal year ended October 31, 1995, the Company realized net sales of $830,667 on the sale of 17,599 headsets. Cost of goods sold for this period was $358,595, which resulted in gross profits of $472,072. Net income for the twelve-month period totaled $43,959, after non-recurring expenses and auditing expenses in excess of $50,000 related to the Company's sale in 1995 of 864,000 shares of Common Stock and corporate start-up expenses.

LIQUIDITY AND CAPITAL RESOURCES
        The current ratio (current assets to current liabilities) of the Company was 18.14 to 1.00 at January 31, 1997 and working capital was $843,829, as compared to 40.37 to 1.00 and working capital of $544,600 for the same comparable 1996 fiscal year.
        During the fiscal year ended October 31, 1995 and thereafter, the Company has funded its working capital requirements with cash flow from operations and the net proceeds of $846,432 from the private sale of 1,964,000 shares of Common Stock. The Company intends to use the cash it generates from operations and the net proceeds from the exercise of the Warrants and the Options to increase its market share in the fast-food headset market, to enter the telephone user market and to expand into the international market. See "Use of Proceeds." However, even if the Warrants and the Options are not exercised, management believes that the Company has sufficient funds to maintain its current level of operations and meet the Company's anticipated working capital requirements for at least twelve months.

        Effective December 9, 1994, the Company entered into an amended and restated employment agreement with Keith Larkin, the President, Chairman of the Board and Treasurer of the Company. Under the agreement, Mr. Larkin will be entitled to receive a maximum annual salary of $90,000 (as adjusted each year by at least the percentage increase in the Consumer Price Index). The Company, however, is only required to pay Mr. Larkin such a maximum annual salary if the Company generates annual sales for a fiscal year of at least $2 million and has pre-tax income equal to at least 20% of the Company's annual sales. In all other cases, the board of directors sets Mr. Larkin's salary, taking into account the Company's projected financial performance and cash required to satisfy the Company's anticipated operating expenditures. See "Management-Employment Agreements." During fiscal year 1996, the Company loaned Mr. Larkin $28,882. Mr. Larkin has verbally agreed to repay the principal and all accrued interest at 15% per annum by August 2, 1997.

                                    BUSINESS

GENERAL

        The Company was incorporated in the State of Florida on October 5, 1994. From August 30, 1991 to October 31, 1994, the Company's business was conducted by Pro Tech Systems, a limited partnership organized under the laws of the State of California. Keith Larkin, the President, Treasurer and Chairman of the Board of the Company, was the general partner of Pro Tech Systems and there were 12 limited partners in the limited partnership. From the formation of Pro Tech Systems in August 1991 until June 1993, the limited partnership was involved in engineering and designing lightweight telecommunications headsets as well as preliminary marketing efforts for the product. From June 1993 until October 1994, Pro Tech Systems was engaged in limited manufacturing and marketing activities for its product. On November 1, 1994, all of the assets of Pro Tech Systems were transferred to the Company as consideration for the issuance of 2,000,000 shares of Common Stock, which were subsequently distributed on a pro rata basis to each of the partners of the partnership. As of December 13, 1994, Pro Tech Systems was formally dissolved.
        The Company presently designs, develops, manufactures and markets lightweight telecommunications headsets employing what the Company believes are new concepts in advanced lightweight design and marketing strategies involving the sale of the Company's products directly to the commercial headset market as replacements for its competitors' products. The Company presently manufactures and markets its first design for the commercial headset market comprised of fast food companies and other large quantity users of headset systems, and is in the process of completing development of a second design for the telephone user market, which includes telephone operating companies, government agencies, business offices, and professional telephone centers. The Company will commence testing this product in the third quarter of the 1997 fiscal year.
The Company's business strategy is to offer lightweight headsets with design emphasis on performance and durability at a cost below that of its competitors.
        The Company intends to concentrate its efforts on the production of that portion of the telephone headset that the user wears. There are two components to a complete telephone headset. The first is the headset component that the user wears, consisting of a receiver capsule and a voice tube. The second is the electronic amplifier component which plugs into the telephone
system to be operated.   Of the two components, the electronic amplifier is
relatively more complex, time consuming and costly to produce as it requires many variations to interface with the wide variety of telephone systems in the market and generates higher labor and material costs. The electronic amplifier also generally offers lower profit margins than the headset component. As a result, the Company presently does not intend to produce electronic amplifiers, but will concentrate its efforts on the production and distribution of the headsets having the capability of connecting to and interfacing with the various electronic amplifiers and telephone systems currently in use. The Company, however, conducted its own market study to determine whether it would be financially viable for the Company to produce its own electronic amplifier. Based on the study, the Company has determined to proceed with the production, marketing and sale of an amplifier. The Company anticipates spending approximately $250,000 of the proceeds from the exercise of the Warrants and the Options to research and develop the product. See "Use of Proceeds." INDUSTRY BACKGROUND

        The lightweight telephone headset industry commenced in 1961 when Plantronics, Inc. ("Plantronics"), a company founded by Keith Larkin, the Company's President, Treasurer and Chairman of the Board, began marketing and selling the first lightweight telephone headset under a patent issued to Mr. Larkin. Mr. Larkin remained with Plantronics until May 1967, at which time Plantronics was the principal manufacturer of lightweight telephone headsets in the world, and its products were standard on the National Aeronautics and Space Administration's Mercury, Gemini, and Apollo moon flights. See "Management-Directors and Executive Officers." Plantronics presently is the world's largest lightweight telephone headset manufacturer, with approximately $170 million of net sales for the 1995 fiscal year.

        The Company estimates that sales of lightweight telephone headsets exceeded $200 million in 1995 with the market dominated by two companies - Plantronics and ACS Wireless, Inc. ("ACS Wireless") - which were both founded by Keith Larkin and which both produced headsets under his patents. Product lines of the Company's competitors generally share similar configurations, and are marketed at higher prices than the headset offered by the Company.

        Designed specifically for air traffic controllers and other aerospace applications, the first headsets were intended as a replacement for the heavy, bulky headsets then in use. While lightweight telephone headsets continue to be used for such purposes, today telephone headsets are predominantly used as a substitute to telephone handsets by a wide variety of users, including telephone operating companies and telephone call centers (such as airline reservations, catalog sales and credit collection operations) and to a lesser extent, by business persons and other professionals whose occupations require extensive, though not constant, use of the telephone. In comparison to handsets standard on most telephones, telephone headsets provide users with the ability to perform other tasks while communicating via telephone and as a result are designed to allow users to work more effectively and efficiently.
In comparison to speaker phones, telephone headsets provide greater communications clarity and security. The Company believes that these advantages will lead to increased demand for telephone headsets.

        Telephone headsets also have commercial applications, primarily two-way radio communication systems, such as those used by fast food attendants to communicate with patrons and other personnel. Personal computer applications for telephone headsets include audio input and output via voice command, voice dictation and integrated voice telephone functions.

PRODUCTS

        The ProCom. The Company's initial entry into the lightweight telephone headset market is the "ProCom." Weighing less than 2 ounces, the ProCom is worn by users over the head by means of a springsteel wire headband and a cushioned earphone. Attached to the earphone, which may be worn over either ear, is an
adjustable boom which connects to the ProCom's microphone.   The ProCom headset
connects to the electronic amplifier or telephone system by means of a tensile cable at the end of which is attached an adaptor capable of interfacing with the particular electronic amplifier or telephone system employed by the user. Through the use of different adapters, the Company is currently able to equip the ProCom to be compatible with all of the electronic amplifiers and telephone systems currently in use. The ProCom will be offered in direct competition with all models offered by Plantronics, ACS Communications, GN Netcom, Inc. and UNEX Corporation. See "Business - Competition." The Company presently is selling the ProCom to distributors at prices ranging from $28.00 to $49.00 per headset, and the product is sold by the Company to retailers for $54.00 per headset.

        The Trinity. The Trinity has been designed for users in noisy office environments. The Company is currently in the process of developing the Trinity for manufacture and sale. The Company anticipates completing the development of the product by the second quarter of the 1997 fiscal year. Unlike other headsets currently available, the Trinity will employ a light (1/2 ounce) "acoustical ear cup" which completely surrounds the users' ear. The perimeter of this cup rests lightly in a broad area of contact around the ear, rather than against or in the ear itself, which the Company believes will allow the user to wear the Trinity in comfort for extended time periods. Moreover, by enclosing the ear, the acoustical ear cup reduces background noise, thereby significantly improving the clarity and strength of reception from the earphone. The Trinity has been designed as a comfortable and lightweight alternative to the bulky commercial sound suppressant headsets which are presently the only headsets available to users operating in noisy office environments. The Trinity can be worn in one of two mounting methods: (i) over the ear (without a headband) by means of a contoured ear piece inserted within the acoustical ear cup for positioning on either the left or right ear; or (ii) over the head, by means of a detachable headband which can support either one or two earcups. Like the ProCom, the Trinity will be produced with a choice of adapters capable of interfacing with the electronic amplifiers and telephone systems of most major manufacturers. The Company presently intends to sell the Trinity to distributors at prices ranging from $46.00 to $54.00 per headset, and the product is expected to be sold by the Company to retailers for $68.00 per headset.

        The ConForm. The Company intends to introduce the ConForm headset for sale in the second quarter of the 1997 fiscal year. After conducting its own market research, the Company determined that there is a demand for a headset which combines both the over-the-head and over-the-ear features. As a result, the Company designed the ConForm to incorporate both of these features, which should enhance the Company's ability to market the product to cellular, personal computer and small office telephone users. The ConForm is a commercial adaptation of the headset that the Company has designed for use by the National Aeronautics and Space Administration ("NASA"). Boeing Defense and Space Group ("Boeing") is a prime contractor for NASA, and as such has the responsibility to choose certain components and products used in NASA's space program. The Company was chosen by Boeing as a supplier of telephone headsets for NASA projects after the Company provided Boeing with product specifications which met NASA's requirements for the product. Boeing also subjected the Company's product to various tests in order to ensure that the product would function under conditions for space travel. See "Business - Marketing and Sales."

        The ConForm is a smaller design of the Trinity, with some components reduced by 20% in order to create a lightweight headset. The ear speaker and microphone positioning can be adjusted by the user of the headset, thereby allowing the product to fit numerous head and ear sizes. In addition, the ConForm has a detachable headband allowing users the choice of wearing the headset over the head or over the ear. The Company presently intends to sell the ConForm to distributors at prices ranging from $28.00 to $49.00 per headset, and the product is expected to be sold by the Company to retailers for $54.00 per headset.

        The disparity in price between the cost to distributors and retailers for each product described in this section is primarily a result of a shifting of direct selling expenses from the Company to distributors. These expenses, which average approximately $10.00 of the individual unit retail price, have been accepted by distributors in return for a lower average purchase price. The Company offers lower prices for its products to distributors who purchase certain quantities of products to increase sales and gain market share for the Company's products.

MARKETING AND SALES

        The Company presently intends to market its products primarily through its officers and staff, utilizing industry contacts and calling upon potential purchasers. The Company plans on supplementing the marketing efforts of its employees by using independent sales representatives after all of the Company's products have been introduced into the market.

        The Company markets and will continue to market its headsets directly to the commercial headset market as a replacement for its competitors' headsets. Examples of such purchasers include fast food companies and franchisees and other large quantity users of commercial headset systems. The Company has entered into a non-binding business relationship agreement with McDonald's Corporation ("McDonald's") which allows the Company to sell its products on a non-exclusive basis to McDonald's franchisees and company-owned restaurants. Initial test sales to McDonald's and its franchisees by the Company and Pro Tech Systems totaled $424,300 in 1994, which included sales of over 8,000 headsets to more than 3,500 McDonald's restaurants. These numbers have increased by over 18,600 headset sales to more than 7,000 restaurants during the fiscal year ended October 31, 1995 and 21,810 headset sales to more than 8,000 restaurants during fiscal year 1996. The sale of the Company's products to McDonald's-owned restaurants and franchisee restaurants represented approximately 30% and 60% of the Company's net sales for fiscal years 1996 and 1995, respectively.

        As the Company expands, it will direct its marketing and sales efforts at: (i) telephone operating companies; (ii) telephone system manufacturers;
(iii) personal computer manufacturers; and (iv) government agencies. Manufacturers of new telephone systems and other telecommunication equipment that utilize headsets have been targeted by the Company as a developing market for telephone headsets. Although the Company presently intends to attempt to sell its products to Rockwell, Northern Telecom Teknetron, and other large telephone headset users, there can be no assurance that the Company will be successful in such efforts. Another potential large volume purchaser of headsets are manufacturers of personal computers, especially if and when headsets become a standard personal computer accessory. In addition, the Company plans to market its products to government agencies. The Company's headset has been approved for sale to Boeing, a prime contractor of NASA, for use by astronauts in outerspace. To date, the Company has had $3,825 of sales to Boeing for two prototype headsets. While profits from government contracts are anticipated to be minimal, such sales enhance the credibility and reputation of the selected headset and manufacturer, especially within the telephone industry.

        The Company's direct marketing and sales efforts will be supplemented by the distribution of the Company's products through established channels of distribution. These include: (i) specialized headset distributors that derive a majority of their revenues from the sale of headsets to both end users and, to a lesser extent, resellers; and (ii) larger electronic wholesalers that offer hundreds of products, including headsets. It is anticipated that a majority of sales of the Company's headsets to commercial users such as credit card companies and airlines will be through such distributors.

        As of June 26, 1996, the Company, in an effort to supplement its marketing efforts, entered into two-year marketing agreements with three of the Selling Stockholders, Don Fraser, Martin Goldberg and Costas Takkas. For the terms of such agreements, see "Certain Transactions." To date, the Company has not sold any products through the efforts of Messrs. Fraser, Goldberg or Takkas.

MANUFACTURING
        The Company purchases the components for its headsets from four suppliers in the Far East and 12 in the United States, who produce the components to the Company's specification based upon molds designed by the Company. The firms that supply 90% of the component parts of the Company's products are Whitney Blake Company of Vermont, Inc., Bellows Falls, Vermont; Primo Microphones Inc., McKenny, Texas; Globe Electronic Plug Connector, Inc., Taiwan; Chen Shing Spring Co., Ltd., Taiwan, and Fine Acoustics Company, Ltd., Korea. The Company does not have any contracts with such companies. An interruption in the supply of a component for which the Company is unable to readily procure a substitute source of supply could temporarily result in the Company's inability to deliver products on a timely basis, which in turn could adversely affect its operations. To date, the Company has not experienced any shortages of supplies. In order to meet the requirements of its customers for timely delivery of products, the Company manufactures headsets to meet forecasted customer requirements. Since such manufacturing occurs prior to the receipt of purchase orders, the Company maintains an inventory of finished headsets as well as components. At January 31, 1996 and 1997, the amount of the Company's inventory was $98,304 and $191,809, respectively. The increase in inventory is attributable to two factors. First, the Company benefitted from an individual headset component price reduction for larger purchases made from its suppliers. Second, the additional component parts purchased will be interchangeable on both of the new headsets planned for market introduction later this fiscal year.
        Production of the Company's headsets consists of assembly operations conducted at the Company's principal offices in Fort Pierce, Florida. The Company believes that the Fort Pierce office presently possesses sufficient production capacity, or could easily be expanded to accommodate up to $4 million of sales of the Company's products. See "Business-Property." In the event that purchase orders were to exceed the production capabilities of the Fort Pierce location, the Company would be required to enter into subcontracting arrangements for the manufacture of the Company's products by third parties. A delay in establishing such arrangements, if necessary, could adversely affect the Company's ability to deliver products on a timely basis to its customers, which in turn could adversely affect the Company's operations. The Company, however, believes that subcontracting the manufacture of the Company's products could be accomplished on short notice given the simple design of the Company's products.

COMPETITION

        The lightweight telephone headset industry is highly competitive and characterized by a few dominant manufacturers. The Company is aware of several companies which manufacture telephone headsets, each of which possesses greater financial, manufacturing, marketing and other resources than the Company. Primary among the Company's competitors is Plantronics, the world's largest manufacturer of lightweight telephone headsets, which estimates its share of the market to be 65% in North America and 60% worldwide and reported net sales from all of its products (including electronic amplifiers and other headset accessories and services) of approximately $170 million for the fiscal year 1995. Other competitors include ACS Wireless, GN Netcom, Inc. and UNEX Corporation. ACS Wireless was founded by Mr. Larkin, and the Company believes ACS Wireless has a market share of approximately 15%. See "Management-Directors and Executive Officers."

        The Company believes that in selecting telephone headsets, users primarily consider price, product quality, reliability, product design and features, and warranty terms. The Company believes that its headsets are superior in design and construction and substantially lower in price than the models currently available from the Company's competitors. No assurances can be given, however, that the Company's products will be perceived by users and distributors as providing a competitive advantage over competing headsets. In addition, no assurance can be given that competing technologies will not become available which are superior, less costly or marketed by better known companies. Also, certain customers may prefer to do business with companies with substantially greater resources than the Company.

        In addition to direct competition from other companies offering lightweight telephone headsets, the Company may additionally face indirect competition in its industry from technological advances such as interactive voice response systems which require no human operators for certain applications such as account balance inquiries or airplane flight information. The Company believes that this competition will be more than offset by increased demand for headsets as voice telecommunication applications expand.

PROPRIETARY PROTECTION

        The Company presently does not own any patents for any of its products or technologies. Under the employment agreement of Keith Larkin, the Company's President, Treasurer, and Chairman of the Board, Mr. Larkin has, however, transferred to the Company any and all patentable rights he may have in the ProCom, Trinity, and the ConForm, and any feature thereof, as well as all other patent rights Mr. Larkin may conceive in the course of his employment with the Company. See "Management-Employment Agreement." The Company intends to seek patent protection on its inventions at the appropriate time in the future. The process of seeking patent protection can be lengthy and expensive, and there can be no assurance that patents will issue from any applications filed by the Company or that any patent issued will be of sufficient scope or strength or provide meaningful protection or any commercial advantage to the Company. The Company may be subjected to, or may initiate, litigation or patent office interference proceedings, which may require significant financial and management resources. The failure to obtain necessary rights or the advent of litigation arising out of any such claims could have a material adverse effect on the Company's operations.

        Certain of the Company's employees involved in engineering and technical programs will be required to enter into confidentiality agreements as a condition of employment. The Company does not currently own any registered trademarks, although the Company intends to file trademark applications in the future with respect to its distinguishing marks.

GROWTH STRATEGY

        The Company's goals are to continue the steady growth rate which it has experienced since incorporation, and to become a brand recognized leader in the lightweight telecommunications headset industry. In order to achieve these two goals, the Company's strategy is to increase its customer base through internal growth and through growth by acquisition.

        The Company plans to increase its net sales and income by increasing its customer base in existing markets and expanding into new domestic and international markets. In order to increase its customer base, the Company intends to increase its product line and the size of its inventory as well as to continue to expand its sales and marketing efforts by: (i) leveraging existing relationships with current customers, (ii) establishing new relationships with existing distributors serving each targeted market, (iii) establishing new business relationships with large telecommunications headset users, (iv) exploiting Mr. Larkin's past business and invention successes through targeted sales appointments with potential customers, (v) employing mass media advertising to key personnel with potential customers, and (vi) submitting articles for reprint in trade publications to promote the Company and its products.

        Another element of the Company's strategy to achieve its goal, is to expand its business through the acquisition of other companies, assets, or product lines that would complement the Company's existing business. The Company believes that there are other businesses which would be interested in consolidating with the Company, allowing the Company to grow significantly.
The Company would consider acquiring other telecommunications headset manufacturers or distributors and/or manufacturers of telephone products which are complementary to the Company's products, and manufacturers of parts used in the Company's products. The Company believes that acquisitions will enable it to leverage its current level of operations and accelerate growth. The Company has no present understanding, agreement or arrangement with respect to any acquisition. The acquisitions of companies, assets and product lines will be funded from the sale of the Common Stock offered by the Company hereby. See "Use of Proceeds."

EMPLOYEES

        The Company currently has 11 full-time employees and 2 part-time employees, including 3 persons in management, 3 persons in administration, 2 persons in marketing and 5 persons in assembly and production. The Company intends to hire up to 8 additional employees within the next three months, 4 of whom will work in production, 2 in marketing and 1 each in shipping and customer service. None of the Company's employees is represented by a collective bargaining unit, and the Company believes that its relationship with its employees is good.

PROPERTIES

        The Company's executive, sales and manufacturing offices occupy approximately 3,200 square feet of space located at 3309 and 3311 Industrial 25th Street, Fort Pierce, Florida 34946, pursuant to two leases expiring on November 30, 1997. The Company also has the option of renewing the leases expiring in November 1997 for an additional two-year period on the same terms and conditions, except the monthly rental rate will increase by approximately $20.00 per month. The Company's aggregate monthly rent under both leases is $1,426. The Company considers its rental space adequate for its present operations, and believes additional space is available near its present location, if needed.

LEGAL PROCEEDINGS

        As of the date of this Prospectus, there are no material legal proceedings to which the Company is a party.


                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets forth certain information with respect to the executive officers and directors of the Company:

             NAME                          AGE            POSITION WITH THE COMPANY
             ----                          ---            -------------------------
             Keith Larkin                  73             Chairman of the Board, President and Treasurer

             Kenneth Campbell              55             Director, Secretary and Vice President-Operations

             Richard Hennessey             37             Vice President - Marketing

     Keith Larkin is the founder, Chairman of the Board, President and Treasurer of the Company. Mr. Larkin's 30 year professional career has been devoted to designing, manufacturing and marketing his new designs in lightweight telephone headsets. In 1961, Mr. Larkin founded Plantronics, the current industry leader in lightweight telephone headsets with annual sales of all its products (including the electronic amplifier) in 1995 of approximately $170 million. From 1961 until he sold his equity interest in 1967, Mr. Larkin served as the President and Chairman of Plantronics, during which period Plantronics established itself as the main source of lightweight telephone headsets to the telephone industry and provided the headsets for NASA's Mercury, Gemini and Apollo moon flights. In the late 1970s, Mr. Larkin conceived, developed and patented a new design in headsets, and in 1980, he founded ACS Wireless to manufacture a new line of headsets to compete against the Plantronics' headsets. With Mr. Larkin as its President, ACS Wireless attained $1 million monthly sales figures to the telephone market within 3 years of operations and replaced Plantronics' headsets on the NASA Space Shuttle. In 1986, he left ACS Wireless to become involved in Christian children's relief programs in Haiti and Honduras for a period of three years. From January 1989 to August 1991, Mr. Larkin served as the President of Advanced Recreational Technology, Inc., an engineering research and development company owned by Mr. Larkin. In August 1991, Mr. Larkin founded Pro Tech Systems, a California limited partnership which he managed as general partner. Pro Tech Systems was formed to design, manufacture and market lightweight telephone headsets. Upon the transfer of all of the assets of Pro Tech Systems to the Company in November 1994, Mr. Larkin became the Chairman of the Board, President and Treasurer of the Company.

     Kenneth Campbell has held the positions of Vice President-Operations, Secretary, and a director of the Company since November 9, 1994. As Vice President-Operations, Mr. Campbell is responsible for all aspects of manufacturing including materials management, production, quality control, and all related accounting. From 1967 through 1979, he served as the President of the Boathouse of Lexington, Inc., a corporation dealing in a line of pleasure boats manufactured by the SeaRay Corporation. From 1980 through 1989, Mr. Campbell owned several retail businesses specializing in consumer product sales, including Campbell Distributors, Inc. and Campbell & Associates of Fort Pierce, Florida. Mr. Campbell was employed as a real estate broker for Prudential Real Estate in 1990 and 1991 and as a sales manager for Pace Homes, Inc. and Versa Development, Inc. from 1992 to 1993.

     Richard Hennessey joined the Company as Director of Marketing in August 1995 and was appointed Vice President - Marketing on June 10, 1996. From 1982 through 1984, Mr. Hennessey was a salesman with the computer sales division of Lanier Business Products located in Boston, Massachusetts. From 1984 through April 1994, Mr. Hennessey held various new venture sales and sales management positions with Digital Equipment Corporation ("Digital"). From January 1995 until Mr. Hennessey joined the Company, he was engaged in voluntary missionary work.

DIRECTOR COMPENSATION

     The current members of the board of directors receive salaries in their capacities as executive officers of the Company and received no additional compensation for serving as directors of the Company. If and when non-employee directors become members of the board of directors, such persons will be paid fees for attending Board meetings and may receive grants of stock options. There presently are no agreements, understandings or arrangements to add any persons to the board of directors.

SUMMARY COMPENSATION TABLE

     The following table shows remuneration paid or accrued by the Company during each of the fiscal years ended October 31, 1995 and 1996 to the Company's chief executive officer for services in all capacities while he was employed by the Company. No other executive officer of the Company received compensation in excess of $100,000 for each of the fiscal years included in the table.

                       Annual Compensation                       Long Term Compensation
                       -------------------                       ----------------------

                                                                             Securities
                                                                Restricted   Underlying
                                           Other    Annual        Stock        Stock       LTIP         All Other
   Name/Position       Year      Salary    Bonus  Compensation   Awards       Options     Payouts     Compensation
   -------------       ----      ------    -----  ------------  ----------   ----------   -------     ------------
   Keith Larkin        1996      $42,500     0         0         0            540,000(1)    0              0
   Chief Executive     1995      $22,500     0         0         0                  0       0              0
      Officer

_______________________
  (1) For a description of such stock options, see "Management-Stock Option Plan" and "Fiscal Year 1996 Option Exercises and Holdings."

EMPLOYMENT AGREEMENTS

     Effective December 9, 1994, Keith Larkin entered into a five-year amended and restated employment agreement with the Company, pursuant to which he has the duties of President and Treasurer of the Company and has a right to receive an annual salary of up to $90,000, which may increase each year by an amount not less than the percentage increase in the United States Consumer Price Index. Under the agreement, Mr. Larkin will only be entitled to receive an annual salary of $90,000 if the Company generates annual sales for a fiscal year of $2 million and has pre-tax income equal to at least 20% of the Company's annual sales. In all other cases, the Board of Directors sets Mr. Larkin's salary, taking into account the Company's projected financial performance and cash required to satisfy the Company's anticipated operating expenditures. As part of the consideration Mr. Larkin provided to the Company in exchange for the Company's obligations under the employment agreement, Mr. Larkin assigned all of his rights, title and interest in and to any and all inventions, discoveries, developments, improvements, processes, trade secrets, trademark, copyright and patent rights of which he conceived during the five years prior to the date of the agreement. This provision covers the patent rights, if any, associated with the ProCom, Trinity and ConForm lightweight telephone headsets.

     The Company does not have written employment agreements with Kenneth Campbell or Richard Hennessey. During the fiscal years ended October 31, 1996 and 1995, Mr. Campbell received a salary of $40,000, and Mr. Hennessey received a salary of $31,733 and $7,500, respectively.

STOCK OPTION PLAN

     In April 1996, the board of directors of the Company adopted the Company's 1996 Stock Option Plan (the "Plan"). The Plan provides for the grant by the Company of options to purchase up to an aggregate of 590,000 of the Company's authorized but unissued shares of Common Stock (subject to adjustment in certain cases including stock splits, recapitalizations and reorganizations) to officers, directors, consultants, and other persons rendering services to the Company.

     The purposes of the Plan are to provide incentive to employees, including officers, directors and consultants of the Company, to encourage such persons to remain in the employ of the Company and to attract to the Company persons of experience and ability. The Plan terminates on April 15, 2006.

     Options granted under the Plan may be either incentive stock options within the meaning of the Internal Revenue Code of 1986, as amended ("incentive options"), or options that do not qualify as incentive options ("nonqualified options"). The exercise price of incentive options must be at least equal to the fair market value of the shares of Common Stock on the date of grant; provided, however, that the exercise price of any incentive option granted to any person who, at the time of the grant of the option, owns stock aggregating 10% or more of the total combined voting power of the Company or of any parent or subsidiary of the Company ("Ten Percent Shareholder"), must not be less than 110% of the fair market value of such shares on the date of grant of the incentive option. No incentive option may be granted under the Plan to any individual if the aggregate fair market value of the shares (determined as of the date the option is granted) which vest (i.e. first become exercisable) during any calendar year, under all incentive options held by such optionee exceeds $100,000. There is no limitation on the amount of nonqualified stock options which may be granted to any participant in the Plan. Options may be granted under the Plan for terms of up to ten years; provided, however, that the term of any incentive option granted to any Ten Percent Shareholder, may not exceed five years. Options granted under the Plan to officers, directors or employees of the Company may be exercised only while the optionee is employed or retained by the Company. However, options which are exercisable at the time of termination may be exercised within three months of the date of termination, and twelve months after termination of the employment relationship or directorship if such termination was by reason of death or permanent disability of the optionee.


     On April 15, 1996, options to purchase 25,000 shares were granted to each of Kenneth Campbell and Richard Hennessey and options to purchase 540,000 shares were granted to Keith Larkin. In February 1997, Messrs. Campbell and Hennessey each exercised 25,000 options. Mr. Campbell and Hennessey thereafter sold 25,000 and 20,000 shares, respectively, in accordance with Rule 701 under the 1933 Act. All of such options granted to Mr. Larkin are immediately exercisable at the option price of $0.50 per share and expire on April 15, 1999.


FISCAL YEAR 1996 OPTION EXERCISES AND HOLDINGS

     The following table sets forth (i) the sock option exercises by the chief executive officer of the Company during fiscal year 1996; (ii) the number of shares underlying both exercisable and non-exercisable stock options as of October 31, 1996; and (iii) the value for "in-the-money" options which represents the positive spread between the exercise price of any such existing stock options and the fiscal year-end price of the Common Stock:

                                                 Number of Shares Underlying                       Value of In-The-Money
                                            Outstanding Stock Options at Year End                Outstanding Stock Options
                                            -------------------------------------             -------------------------------
           Shares Acquired By       Value
Name     Exercises in Fiscal 1996  Realized    Exercisable         Not-Exercisable            Exercisable     Not Exercisable
----     ------------------------  --------    -----------         ---------------            --------------  ---------------
Keith Larkin        0                0          540,000               0                         $675,000          0

INDEMNIFICATION

     Pursuant to the Company's Articles of Incorporation, present and former officers and directors of the Company will be indemnified by the Company to the fullest extent allowed under Florida law for claims brought against them in their capacities as officers and directors. Indemnification is allowed if the officer or directors acts in good faith and, in the case of conduct in his official capacity, in a manner reasonably believed to be in the best interest of the Company, or in all other cases, with a reasonable belief that his conduct was at least not opposed to the Company's best interest. In the case of criminal proceedings, an officer or director should have no reasonable cause to believe his conduct was unlawful. Accordingly, it is possible that indemnification may occur for liabilities arising under the 1933 Act. Insofar as indemnification for liabilities arising under the

1933 Act may be permitted for officers and directors of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The table below sets forth the beneficial ownership of the Common Stock as of March 18, 1997, as adjusted to give effect to the sale of 2,240,000 shares of Common Stock offered by the Company and the Selling Stockholders, by: (i) each of the Company's officers and directors, (ii) all of the Company's officers and directors as a group, (iii) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, and (iv) each of the Selling Stockholders.


                                   Shares Owned Beneficially                                       Shares Owned Beneficially
                                        Before Offering                                                  After Offering(2)
                                 -----------------------------            Shares Being           -----------------------------
 Name and Address(1)             Number                Percent              Offered              Number                Percent
 -------------------             ------                -------          ---------------          ------                -------
 Keith Larkin  . . . . . . . .    1,427,700(3)          35.6%                   ---              1,577,700(3)            22.8%

 Kenneth Campbell  . . . . . .           --              ---                    ---                     --               ---

 Richard Hennessey . . . . . .        5,000               *                     ---                  5,000               *

 All Officers and Directors
 as a Group (3 persons)  . . .    1,432,700(3)          35.6%                   ---              1,432,700(3)            22.9%
                                 ----------            -------               -------              ---------        -----------

 Harvey M. Burstein  . . . . .      300,000(5)           7.0%               300,000                    ---               ---

 Harris McLean Financial
 Group, Ltd. . . . . . . . . .      200,000(4)           4.8%               200,000                    ---               ---

 Don Fraser  . . . . . . . . .      200,000(6)(7)        4.8%               200,000                    ---(6)            ---

 Martin Goldberg   . . . . . .      200,000(7)           4.8%               200,000                    ---               ---

 Costas Takkas . . . . . . . .      200,000(7)           4.8%               200,000                    ---               ---

 James D. Loeffelbein  . . . .      100,000(8)           2.5%               100,000                    ---               ---

 Westek Electronics, Inc.  . .       40,000(9)            *                  40,000                    ---               ---
                                 ----------           -------                                    ---------         ----------

 All Selling Stockholders  . .    1,240,000(4)-(9)      30.9%             1,240,000                    ---               ---
                                 ----------           -------             ---------              ---------         ----------

      Total  . . . . . . . . .    2,672,700             66.5%             1,240,000              1,432,700               22.9%
                                 ==========           =======             =========              =========         ==========

______________
*    Represents less than one percent.
(1)  The address for these stockholders is c/o the Company.
(2) Assumes the Company's sale of the 1,000,000 shares of Common Stock and the full exercise of the Warrants and Option.
(3) Includes 540,000 shares of Common Stock underlying a Stock Option, which is presently exercisable at $.50 per share and expires on April 15, 1999.

(4) Represents 300,000 shares of Common Stock underlying a Stock Purchase Warrant, which is presently exercisable at $1.50 per share and expires on December 18, 1999.


(5) Represents 200,000 shares of Common Stock underlying a Stock Option, which is presently exercisable at $.60 per share and expires on May 2, 1997.

(6) Does not include 45,000 shares owned by Eurovest Securities Ltd. See "Certain Transactions."
(7) Represents 200,000 shares of Common Stock underlying a Stock Purchase Warrant, which is presently exercisable at $1.50 per share and expires on September 26, 1998.
(8) Represents 100,000 shares of Common Stock underlying a Stock Purchase Warrant, which is presently exercisable at $1.50 per share and expires on December 18, 1999.
(9) Represents 40,000 shares of Common Stock underlying a Stock Option, which is presently exercisable at $.50 per share and expires on March 2, 1997.

     Pursuant to the Warrants issued to five of the Selling Stockholders, such Selling Stockholders are obligated to exercise their Warrants in full within five business days after the Registration Statement of which this Prospectus forms a part is declared effective by the Commission. Upon exercise of the Warrants by the Selling Stockholders, the Company will receive $1,500,000. The Company will receive an additional $20,000 from the exercise of the Option owned by Westek Electronics, Inc. ("Westek"). See "Use of Proceeds." In accordance with the terms of the Warrants, the Company, at its expense, has agreed to keep the Registration Statement of which this Prospectus forms a part current until the earlier to occur of: (a) the sale of all of the shares of Common Stock offered by the Selling Stockholders, or (b) twelve months from the date of this Prospectus. Although not obligated to do so, the Company is registering the shares of Common Stock underlying the Option issued to Westek and will keep the Registration Statement current for the same amount of time as the Warrants.

                              CERTAIN TRANSACTIONS

     On November 1, 1994, all of the assets of Pro Tech Systems, a California limited partnership, were transferred to the Company. In exchange, the Company issued 1,000,000 shares of Common Stock to Mr. Larkin (the general partner of the partnership) and 2,000,000 shares to the twelve limited partners of the partnership.

     On September 12, 1995, Euro Investment Corporation, a corporation organized under the laws of the Cayman Islands, loaned the Company $250,000. Interest on the principal amount of the loan accrued at the rate of 14.3% and all principal and accrued interest was payable on demand. The loan was secured by the Company's accounts receivable. In April 1996, the Company repaid the principal amount of the loan and all accrued interest thereon ($13,868). At the time such loan was made to the Company, Eurovest Securities Ltd. ("Eurovest"), a corporation organized under the laws of the Cayman Islands, beneficially owned approximately 5.2% of the Company's then-issued and outstanding Common Stock. Don Fraser, an individual who has entered into a two-year marketing agreement with the Company, controls Euro Investment Corporation which owns 50% of the stock of Eurovest. See "Principal and Selling Stockholders."

     In connection with the Company's sale of 1,964,000 shares of Common Stock during fiscal 1995 and 1996, Harris McLean Financial Group, Ltd. ("Harris McLean") acted as sales agent for the Company with respect to the sale of shares outside of the United States. As consideration for the services of Harris McLean, the Company paid such firm a commission of $40,950 and granted the firm an option (without the payment of any cash consideration) to purchase 200,000 shares of Common Stock at an exercise price of $.60 per share. The option is presently exercisable and expires on September 3, 1997.

     As of June 26, 1996, the Company, in an effort to supplement its marketing efforts, entered into two-year marketing agreements with each of Don Fraser, Martin Goldberg and Costas Takkas, pursuant to which Mr. Goldberg was granted the non-exclusive right to market the Company's products throughout the United States, Mr. Takkas was granted the non- exclusive right to market such products in Central and South America and the Caribbean, and Mr. Fraser was granted the non-exclusive right to market such products in all other parts of the world.
As consideration for the services to be rendered by each of such persons, the Company granted each of such persons a Warrant to purchase up to 200,000 shares of Common Stock at an exercise price of $1.50 per share. The Warrants are presently exercisable and expire on September 26, 1998. Under each of the agreements, the Company has also agreed to pay each of such persons two percent of the sales of the Company's products resulting from the efforts of Messrs. Goldberg, Takkas and Fraser. See "Business-Sales and Marketing" and "Principal and Selling Stockholders."
     As of December 19, 1996, the Company for no cash consideration issued Stock Purchase Warrants to purchase 300,000 shares of Common Stock to Harvey M. Burstein and Stock Purchase Warrants to purchase 100,000 shares of Common Stock to James D. Loeffelbein. The exercise price of the Warrants is $1.50 per share. The Warrants are presently exercisable and expire on December 18, 1999. See "Principal and Selling Stockholders."

                           DESCRIPTION OF SECURITIES

COMMON STOCK


     The Company has 10,000,000 shares of authorized Common Stock, par value $.001 per share, of which 4,014,000 shares are issued and outstanding (6,254,000 shares after the sale of all of the shares of Common Stock offered hereby). Each outstanding share of Common Stock is entitled to one vote, either in person or by proxy on all matters that may be voted upon by the stockholders.


     The holders of Common Stock: (a) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company, (b) are entitled to share ratably in all assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company, (c) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto, and (d) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. The holders of shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation of the Company provide that present and former directors and officers of the Company will be indemnified by the Company to the fullest extent authorized by Florida law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. See "Management-Indemnification."

CERTAIN FLORIDA LEGISLATION

     Florida has an active legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Shares Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested stockholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested stockholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). In addition, Florida law presently limits the personal liability of corporate directors for monetary damages, except where the directors breach their fiduciary duties and such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

SHARES ELIGIBLE FOR FUTURE SALE

     After completion of the sale of all of the shares of Common Stock offered hereby, the Company will have 6,254,000 shares of Common Stock outstanding.
All 2,240,000 shares of Common Stock offered hereby will be freely tradeable without restriction or further registration under the 1933 Act, unless purchased by "affiliates" of the Company, as that term is defined in Rule 144, described below. Subject to the volume limitations of Rule 144 in the case of affiliates, the remaining 4,014,000 shares of Common Stock are also available for sale in the public market. In addition, all 540,000 shares of Common Stock underlying the stock options issued to an executive officer of the Company can be sold pursuant to the volume limits of Rule 144. See "Management-Stock Option Plan."

     In general, under Rule 144 under the 1933 Act as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned restricted securities for at least two years would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of Common Stock or the reported average weekly trading volume in the over- the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the

Company for at least three months and who have held their shares for more than three years are entitled to sell restricted securities without regard to the volume, manner of sale, notice and public information requirements of Rule 144. Rule 144 has been amended effective April 29, 1997. Under the amended Rule 144, the two and three year periods referred to herein have been reduced to one and two years, respectively.
TRANSFER AGENT

     The transfer agent for the Common Stock is American Stock Transfer & Trust Company, New York, New York.


                                 LEGAL MATTERS

     Lucio, Mandler, Croland, Bronstein, Garbett, Stiphany & Martinez, 701 Brickell Avenue, Suite 2000, Miami, Florida 33131, has acted as counsel to the Company with respect to certain matters of law in connection with the shares of Common Stock offered hereby.
                                    EXPERTS

     The financial statements of the Company as of October 31, 1996 and 1995 included in this Prospectus have been so included in reliance on the report of KPMG Peat Marwick LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     This Prospectus constitutes a part of a Registration Statement on Form SB-2 filed by the Company with the Commission under the 1933 Act with respect to the shares of Common Stock offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits and schedules for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules forming a part thereof can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and should also be available for inspection and copying at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10007; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 10549, at prescribed rates. Such information may also be obtained through the Commission's Internet Web site at http://www.sec.gov.

                         PRO TECH COMMUNICATIONS, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-2

Balance Sheets at October 31, 1996 and 1995   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-3

Statements of Operations for each of the two fiscal years
  ended October 31, 1996 and 1995   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-4

Statements of Stockholders' Equity at
  October 31, 1996 and 1995   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-5

Statements of Cash Flows for each of the two fiscal
  years ended October 31, 1996 and 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-6

Notes to Financial Statements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-7

Balance Sheets at January 31, 1997 and 1996 (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-16

Statements of Operations for each of the three months ended January 31, 1997 and 1996 (unaudited) . . . . . . . . . . F-17

Statements of Stockholders' Equity at January 31, 1997 and 1996 (unaudited) . . . . . . . . . . . . . . . . . . . . . F-18

Statements of Cash Flows for each of the three months ended January 31, 1997 and 1996 (unaudited) . . . . . . . . . . F-19

Notes to Unaudited Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-20

                          INDEPENDENT AUDITORS' REPORT
                           --------------------------

The Board of Directors
Pro Tech Communications, Inc.:


We have audited the accompanying balance sheets of Pro Tech Communications, Inc. as of October 31, 1996 and 1995 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pro Tech Communications, Inc. as of October 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP


December 12, 1996

                           Pro Tech Communications, Inc.
                                 Balance Sheets
                            October 31, 1996 and 1995

                                        Assets                               1996       1995
                                        ------                              ----       ----
Current Assets:
                Cash and cash equivalents                                  596,705    571,270
                Accounts receivable less allowance for doubtful
                accounts of $9,141 and $22,080 in 1996 and 1995,
                respectively                                               155,460    119,411
                Inventory (note 2)                                         176,447     90,061
                Due from officers and employees                             34,656      3,662
                Other current assets                                    $   13,994      1,122
                                                                        ----------    -------
                              Total current assets                         977,262    785,526

                  Net property and equipment (note 3)                      128,880     90,166
                  Other assets                                               4,366      ---
                                                                        ----------    -------
Total Assets                                                            $1,110,508    875,692
                                                                        ==========    =======

                  Liabilities and Stockholders' Equity
                  ------------------------------------

Current Liabilities:
                  Notes Payable (note 5)                                     ---      250,226
                  Accounts payable                                          53,663     28,581
                  Accrued expenses                                          45,490     34,186
                                                                        ----------    -------
                              Total current liabilities                     99,153    312,993

Stockholder's Equity: (note 6)
                  Common Stock, $.001 par value, authorized 10,000,000
                  shares, issued and outstanding 3,964,000 and
                  2,864,000 shares in 1996 and 1995, respectively            3,964      2,864
                  Additional Paid in Capital                               963,953    515,876
                  Retained Earnings                                         43,438     43,959

                                                                        ----------    -------
                  Total Stockholders' Equity                             1,011,355    562,699
                                                                             ---        ---
Commitments (note 8)                                                    ----------    -------

                                                                        $1,110,508    875,692
                                                                        ==========    =======

See accompanying notes to financial statements

                          Pro Tech Communications, Inc.
                            Statements of Operations
                     Years ended October 31, 1996 and 1995



                                                          1996          1995
                                                          ----          ----
  Net Sales (note 10)                                $  852,778        830,667

  Cost of Goods Sold                                    281,682        358,595
                                                      ---------      ---------

                Gross Profit                            571,096        472,072

  Selling, general and administrative expenses          513,398        406,210
  Provision for doubtful accounts                        (8,661)         9,197
                                                      ---------      ---------

                Income from operations                   66,359         56,665

  Other income (expense):
                Interest income                          27,668          2,160
                Interest expense                        (13,868)        (1,967)
                Miscellaneous income                        107          1,033
                Form 10 filing costs (note 11)          (79,072)            --
                                                      ---------      ---------

                          Income before income taxes      1,194         57,891

                Income taxes (note 9)                     1,715         13,932
                                                     ----------      ---------
                          Net Income(loss)           $     (521)        43,959
                                                     ==========      =========

  Income(loss) per common share                      $     0.00           0.02
                                                     ==========      =========
  Average common shares outstanding                   3,414,000      2,462,417
                                                     ==========      =========

See accompanying notes to financial statements.

                         PRO TECH COMMUNICATIONS, INC.
                       Statements of Stockholders' Equity
                     Years ended October 31, 1996 and 1995


                                                    Additional
                                         Common      Paid-in      Retained
                                         Stock       Capital      Earnings       Total
                                         -----       -------      --------       -----

Balance, November 1, 1994           $    2,000       119,485         --         121,485


Issuance of 864,000 shares of              864       396,391         --         397,255
    common stock (note 6) (net of
    issue costs of $32,000 and
    subscribed stock for $2,000)

Net income                                --            --         43,959        43,959
                                    ----------       -------       ------     ---------

Balance, October 31, 1995                2,864       515,876       43,959       562,699

Issuance of 1,100,000 shares of
    common stock (note 6) (net of
    issue costs of $98,824 and
    subscribed stock for $2,000)         1,100       448,077         --         449,177

Net loss                                  --            --           (521)         (521)
                                    ----------       -------       ------     ---------

Balance, October 31, 1996           $    3,964       963,953       43,438     1,011,355
                                    ==========       =======       ======     =========

See accompanying notes to financial statements

                        PRO TECH COMMUNICATIONS, INC.
                          STATEMENTS OF CASH FLOWS
                    Years ended October 31, 1996 and 1995


                                                                   1996            1995
                                                                   ----            ----
Cash flows from operating activities:
      Cash received from sale of merchandise                   $   885,952        723,566
      Cash paid to vendors and employees                        (1,008,028)      (738,295)
      Interest paid                                                (13,868)        (1,967)
      Interest received                                             27,668          2,160
                                                               -----------        -------

               Net cash used by operating activities              (108,276)       (14,536)
                                                               -----------        -------
Cash flows from investing activities:
      Purchase of property and equipment                           (65,840)       (70,976)
      Proceeds from the sale of property and equipment                 600          3,275
                                                               -----------        -------

               Net cash used in investing activities               (65,240)       (67,701)
                                                               -----------        -------
Cash flows from financing activities:
      Principal payments on notes payable                         (250,226)        (2,420)
      Repayment of loan payable                                       --           (5,721)
      Proceeds from note payable                                      --          250,000
      Proceeds from issuance of common stock                       449,177        397,255
                                                               -----------        -------

               Net cash provided by financing activities           198,951        639,114
                                                               -----------        -------

               Net increase in cash and cash equivalents            25,435        556,877

Cash and cash equivalents at beginning of year                     571,270         14,393
                                                               -----------        -------

Cash and cash equivalents at end of year                       $   596,705        571,270
                                                               ===========        =======


Reconciliation of net income to net cash used by operating
      activities:
Net income (loss)                                              $      (521)        43,959

Adjustments to reconcile net income to net cash used
by operating activities:
      Depreciation and amortization                                 26,712         20,619
      Allowance for doubtful accounts                               (6,861)         8,779
      (Gain) loss on disposal of fixed assets                          470           (829)
      Increase in accounts receivable                              (29,188)       (42,220)
      Increase in inventory                                        (86,386)       (65,914)
      Increase in receivables from officers and employees          (30,994)          --
      Increase in other assets                                     (17,894)          (500)
      Increase (decrease) in accounts payable                       25,082         (2,607)
      Increase in accrued expenses                                  11,304         27,007
      Decrease in other liabilities                                   --           (2,830)
                                                               -----------        -------
                Total adjustments                                 (107,755)       (58,495)
                                                               -----------        -------
                Net cash used by operating activities          $  (108,276)       (14,536)
                                                               ===========        =======

See accompanying notes to financial statements

                          PRO TECH COMUNICATIONS, INC.

                          Notes to Financial Statements

                            October 31, 1996 and 1995

(1)      DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BUSINESS

         Pro Tech Communications, Inc. (the"Company") was organized and incorporated under the laws of the State of Florida for the purpose of designing, developing, producing and marketing lightweight telephone headsets. The Company presently manufactures and markets its first headset design primarily for fast food companies and other large quantity users of headset systems. The Company is in the process of completing the development of a second design for the telephone user market, which includes telephone operating companies, government agencies and business offices. The Company's business strategy is to offer lightweight headsets with design emphasis on performance and durability at a cost below that of its competitors.

         On November 1, 1994 all assets and liabilities of Pro Tech Systems (a limited partnership) were transferred to Pro Tech Communications, Inc. The former partners of Pro Tech Systems received 2,000,000 shares of common stock in the Company in exchange for their respective interests in the limited partnership.

         Pro Tech Systems was formally dissolved as of December 13, 1994.

         (b)      CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

         (c)      INVENTORY

         Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

         (d)      REVENUE AND COST RECOGNITION

         The Company recognizes revenues as products are shipped. New customers are extended a 30-day trial period during which the product may be returned. Additionally, each headset carries a two year warranty. The Company provides, by a current charge to income, an amount it estimates will be needed to cover future warranty obligations for products sold during the year. The accrued liability for warranty costs is included in accrued expenses in the balance sheet.

(e)      PROPERTY AND EQUIPMENT

         Property and equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which are generally 5-10 years. Repair and maintenance costs are charged to expense when incurred.

(f)      INCOME TAXES

         Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(g)      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The estimated fair values of the Company's cash and cash equivalents, accounts receivable and current liabilities approximate the carrying amount due to the short-term nature of such financial instruments.

(h)      RECLASSIFICATION

         Certain amounts in the 1995 financial statements have been reclassified to conform to the 1996 presentation.

(i)      ADVERTISING

         The costs of advertising, promotion and marketing programs are charged to operations in the year incurred. Advertising costs approximated $14,200 and $6,400 for the years ended October 31, 1996 and 1995, respectively, and were included in selling, general and administrative expenses in the accompanying statement of operations.

(j)      RESEARCH AND DEVELOPMENT

         Research and development costs are expensed when incurred and are included in selling, general and administrative expenses. The amount charged to expense during 1996 and 1995 was $44,600 and $31,300, respectively.

(k)      USE OF ESTIMATES

         The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and contingent assets and liabilities. Actual results could differ from those estimates.

(l)      STOCK OPTION PLAN

         On October 23, 1995, the FASB issued Statement No. 123, Accounting for Stock-Based Compensation (Statement 123). This Statement applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the entity's common stock price. The Statement covers transactions with employees and non-employees and is applicable to both public and nonpublic entities. Entities are allowed (1) to continue to use the Accounting Principles Board Opinion No. 25 (APB 25) method, or (2) to adopt the Statement 123 fair value based method. Once the method is adopted, an entity cannot change the method and the method selected applies to all of an entity's compensation plans and transactions. For entities not adopting the Statement 123 fair value based method, Statement 123 requires pro forma net income and earnings per share information as if the fair value based method had been adopted. For entities not adopting the fair value based method, the disclosure requirements of Statement 123, including the pro forma information, are effective for financial statements for fiscal years beginning after December 15, 1995 (fiscal year ended October 31, 1997 for the Company). The pro forma disclosures are to include all awards granted in fiscal years that begin after December 15, 1994 (fiscal year ended October 31, 1996 for the Company). However, the disclosures including the pro forma net income and earnings per share disclosures, for the fiscal year beginning after December 15, 1994 (fiscal year ended October 31, 1996 for the Company) will not be included in that year's financial statements but will be included in the following year end (fiscal year ended October 31, 1997 for the Company) financial statements if the first fiscal year is presented for comparative purposes. Management has determined that the Company will account for stock-based compensation under the APB 25 method and will disclose the pro forma impact of Statement 123 in future years' financial statements.

(m)      IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED
         OF

         The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

(n)      TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF
         LIABILITIES

         In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Management of the Company does not expect adoption of SFAS No. 125 will have a material impact on the Company's financial position, results of operations, or liquidity.

(2)      INVENTORY

         Inventory at October 31, 1996 and 1995 consists of the following:


                                                   1996               1995
                                                   ----               ----

                Raw materials                   $   84,751           68,521
                Work in process                     54,645            1,000
                Finished goods                      37,051           20,540
                                                ----------           ------
                                                $  176,447           90,061
                                                ==========           ======

(3)      NET PROPERTY AND EQUIPMENT

         The following is a summary of property and equipment at October 31, 1996 and 1995:

                                                   1996              1995
                                                 --------          --------
                Production molds                 $ 98,124            52,999
                Office equipment                   50,156            40,091
                Production equipment                8,217             8,217
                Leasehold improvements              6,972             6,663
                Vehicles                            5,557             1,984
                Marketing displays                  5,430                --
                                                  -------           -------

                    Total cost                    174,456           109,954

                Less:  accumulated depreciation    45,576            19,788
                                                  -------           -------

                    Total                         128,880            90,166
                                                  =======           =======

         Total depreciation expense was $26,056 and $20,464 for the years ended October 31, 1996 and 1995, respectively.


(4)      NOTES PAYABLE

         Notes payable consisted of the following at October 31, 1996 and 1995:


                                                                  1996          1995
                                                                  ----          ----
         Note payable to GMAC bearing fixed interest at 18.5%;
             interest and principal payable in sixty equal
             monthly installments of $143, final payment
             due November 1995; secured by vehicle.              $   -             226
         Note payable to Euro Investment Corporation bearing
             annual interest at 14.3%, payable on demand             -         250,000
                                                                 -------       -------
                               Total notes payable               $   -         250,226
                                                                 =======       =======



(5)       ACCRUED EXPENSES

          Accrued expenses consisted of the following at October 31, 1996 and 1995:

                                                                  1996          1995
                                                                  ----          ----
                Accrued warranty expense                         $22,663        4,825
                Accrued professional fees                         11,155         --
                Other accrued expenses                            11,672       29,361
                                                                 -------       ------
                                                                 $45,490       34,186
                                                                 =======       ======

(6)      CAPITAL STOCK

         During fiscal year 1996, the Company underwent a stock offering under Rule 504 of Regulation D promulgated under the Securities Act of 1933. The offering sold 1,100,000 shares of common stock at $.50 per share, yielding net cash proceeds of $451,177. During fiscal year 1995, the Company underwent a stock offering under Rule 504 of Regulation D promulgated under the Securities Act of 1933. The offering sold 864,000 shares of common stock at $.50 per share yielding net cash proceeds of $399,255. At October 31, 1996, $4,000 was held in escrow for the benefit of the Company pending completion of the subscription agreements by two investors for 4,000 shares each. These receivables are netted against additional paid-in capital.

         The Company, in conjunction with the stock offering of March 3, 1995, issued warrants for 200,000 shares of common stock to the sales agent responsible for sales outside the United States. In June 1996, the Company issued warrants for 200,000 shares of Common Stock to each of three individuals as consideration for services to be rendered in marketing the Company's products throughout the world. As of October 31, 1996, a summary of the warrants to purchase common stock, currently exercisable, are as follows:

                   Expiration Date         Shares     Exercise Price Per Warrant
                   -----------------       -------    --------------------------

                   September 3, 1997       200,000             $ .60
                   September 26, 1998      600,000             $1.50

(7)      STOCK OPTION PLAN

         On April 15, 1996, the Board of Directors adopted The 1996 Stock Option Plan (the Plan), for the benefit of directors, officers, employees and consultants to the Company. The Plan authorizes the issuance of up to 590,000 shares of common stock, all of which were granted during fiscal year 1996.

         On April 15, 1996, 540,000 and 50,000 shares were granted to the Company's President and officers, respectively, at an option price of $.50 per share. The stock option exercise price was the fair value at the date of the grant, which was determined from the price paid per share during the Company's stock offering carried out from April 8, 1996 to May 15, 1996, (note 5). The stock options are exercisable upon the grant date, extending over a period of three years. At October 31, 1996, no stock options had been exercised.

(8)      OPERATING LEASES

         The Company leases office and production facilities under operating leases. Future minimum lease payments for such noncancelable leases as of October 31, 1996 are as follows:

                 1997                   16,870
                 1998                    1,406
                 ----                  -------
                          Total        $18,276
                                       =======

         Rent expense under lease agreements totaled $15,395 and $15,319 for fiscal year 1996 and 1995, respectively.

(9)      INCOME TAXES

         Income tax expense (benefit) consist of:

                                   Current     Deferred       Total
                                   -------     --------       -----
         1996:
              Federal             $ 4,255        (2,800)       1,455
              State                 1,360        (1,100)         260
                                  -------        ------       ------
                                    5,615        (3,900)       1,715
                                  =======        ======       ======

         1995:
              Federal              12,179             -       12,179
              State                 1,753             -        1,753
                                  -------        ------       ------
                                  $13,932             -       13,932
                                  =======        ======       ======

         The actual expense differs from the "expected" amount computed by applying the U.S. Federal corporate income tax rate of 34% to income before income taxes as follows:

                                                            1996        1995
                                                            ----        ----
             Computed "expected" tax expense              $   406      19,683
             Increase (reduction) in income taxes
                resulting from:
                   State income tax, net of federal tax
                            benefits                          170       1,200
                   Effect of graduated tax rates           (5,400)    (11,200)
                   Nondeductible costs for SEC Form
                   10-SB filing                            11,000        --
                     Other, net                            (4,461)      4,249
                                                          -------      ------

                                                          $ 1,715      13,932
                                                          =======      ======

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

               Accounts receivable principally due to
                   allowance for doubtful accounts          $1,800
               Accrued warranty expense                      4,500
                                                            ------
                       Total deferred tax assets             6,300

         Plant and equipment principally due to
           differences in depreciation                       2,400
                                                            ------
         Total deferred tax liabilities                      2,400
                                                            ------

         Net deferred tax assets                            $3,900
                                                            ======

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Taxable income for the years ended October 31, 1996 and 1995, respectively, was $1,194 and $57,891. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(10)     RELATED PARTY TRANSACTIONS

         During fiscal year 1996, the Company loaned $28,882 to its' President. The loan bears interest at 15% per annum, with principal and interest due August 2, 1997. The Company also loaned its' Vice President $3,500 during 1996. This loan bears interest at 15% per annum, with principal and interest due July 9, 1997.

         The Company has entered into an employment agreement with its' President expiring December 9, 1999. The agreement provides for a maximum annual salary of $90,000 with additional amounts added using the consumer price index as a minimum. The President is eligible for the maximum annual salary during a given year only if the Company generates annual sales of at least $2,000,000 and pre-tax income equal to at least 20% of the Company's annual sales. If at any time during the Company's fiscal year the Board of Directors determines the Company will not meet minimum requirements noted above, the Board shall determine the President's compensation for that year, taking into account the Company's projected financial performance and needs for that year.

(11)     SEC FORM 10-SB FILING COSTS

         Subsequent to the April 8, 1996 stock offering (note 5), the Company filed Form 10-SB, (general form for registration of securities of small business issuers), under Section 12(g) of the Securities Exchange Act of 1934. The company voluntarily registered its securities in hopes of demonstrating the Company's integrity to potential investors. Due to the registration taking place subsequent to the current year stock offering, registration costs of $79,072 incurred by the Company were included in other expenses in the accompanying statement of operations.

(12)     MAJOR CUSTOMERS

         For 1996 and 1995, approximately 30% and 60%, respectively, of all sales were to McDonald's restaurant franchises.

                      ProTech Communications, Inc.
                      Balance Sheets and Statements of Equity
                      January 31, 1997 and January 31, 1996
                                   (unaudited)

                        Assets                                      1997        1996
                        ------                                      ----        ----
Current Assets:
        Cash and cash equivalents                              $  522,354      562,012
        Accounts receivable less allowance for doubtful
        accounts of $9,141 and $22,080 in 1997 and 1996,
        respectively                                              122,055      119,894
        Inventory (note 2)                                        191,809       98,304
        Deposits being held                                         4,898          500
        Due from officers and employees                            34,437       15,000
        Other current assets                                       17,509          777
                                                               ----------      -------

                Total current assets                              893,062      796,487

        Net property and equipment (note 3)                       139,424      100,551
                                                               ==========      =======
Total Assets                                                   $1,032,486      897,038

                Liabilities and Stockholders' Equity

Current Liabilities:
        Accounts payable                                           23,189        8,054
        Accrued expenses (note 5)                                  26,044       11,677
                Total current liabilities                          49,233       19,731

Long Term Liabilities
        Notes Payable (note 4)                                          0      251,887

Stockholder's Equity: (note 6)
        Common Stock, $.001 par value, authorized 10,000,000
        shares, issued and outstanding 3,964,000 and
        2,864,000 shares in 1997 and 1996, respectively             3,964        2,864
        Additional Paid in Capital                                963,953      550,877
        Retained Earnings                                          43,458       43,959
        Current Period Profit (loss)                              (28,102)      27,720
                                                               ----------      -------
        Total Stockholders' Equity                                983,253      625,420
                                                               ==========      =======
                                                               $1,032,486      897,038


See accompanying notes to financial statements

                   ProTech Communications, Inc.
                   Statements of Operations
                   1st Quarter ended January 31, 1997 and 1996
                                   (unaudited)


                                                    1997          1996
                                                    ----          ----

Net Sales (note 11)                            $   183,514       196,586

Cost of Goods Sold                                  57,883        66,297
                                               -----------     ---------

        Gross Profit                               125,631       130,289

Selling, general and administrative expenses       159,662        93,362
Provision for doubtful accounts                          0             0
                                               -----------     ---------
        Income from operations                     (34,051)       36,927

Other income (expense):
        Interest income                              5,929         5,784
        Interest expense                                 0        (1,887)
        Miscellaneous income                             0           828
                                               -----------     ---------
                Income before income taxes         (28,102)       41,652

        Income taxes (note 9)                            0        13,932
                                               -----------     ---------
                Net Income(loss)               $   (28,102)       27,720
                                               ===========     =========

Income(loss) per common share                  $      0.00          0.01
                                               ===========     =========
Average common shares outstanding                3,964,000     2,864,000
                                               ===========     =========


See accompanying notes to financial statements.

                          PRO TECH COMMUNICATIONS, INC.
                        Statements of Stockholders' Equity
                   1st Quarter ended January 31, 1997 and 1996



                                                           Additional
                                                  Common     Paid-in    Retained
                                                  Stock      Capital    Earnings        Total
                                                  -----      -------    --------        -----

Balance, November 1, 1994                       $  2,000     119,485       --          121,485


Issuance of 864,000 shares of                        864     396,391       --          397,255
common stock (note 5) (net costs
of $32,000 and subscribed stock for
$2,000)


Net income                                          --          --       43,959         43,959
                                                --------     -------     ------        -------

Balance, October 31, 1995                          2,864     515,876     43,959        562,699

Net profit, 3 month period
November 1, 1995 - January 31, 1996                                      27,720

Issuance of 1,100,000 shares of
    common stock (note 6) (net of
    issue costs of $98,824 and
    subscribed stock for $2,000)                   1,100     448,077       --          449,177

Net loss                                            --          --         (521)          (521)
                                                --------     -------     ------        -------

Balance, October 31, 1996                          3,964     963,953     43,438      1,011,355
                                                --------     -------     ------        -------

Net loss - 3 month period                           --          --      (28,102)       (28,102)
                                                --------     -------     ------        -------

November 1, - January 31,1997

Balance, January 31, 1997                       $  3.964     963,953     15,336        983,253


See accompanying notes to financial statements

                          PRO TECH COMMUNICATIONS, INC.
                             Statements of Cash Flows
              1st Quarter ended January 31,1997 and January 31, 1996
                                   (unaudited)

                                                                             1997       1996
                                                                             ----       ----

Cash flows from operating activities:
      Cash received from sale of merchandise                             $ 140,982     154,378
      Cash paid to vendors and employees                                  (203,465)   (193,573)
      Interest paid                                                           --            (2)
      Interest received                                                      5,929       5,784
                                                                         ---------     -------

               Net cash used by operating activities                       (56,554)    (33,413)
                                                                         ---------     -------

Cash flows from investing activities:
      Purchase of property and equipment                                   (17,797)    (10,845)
      Proceeds from the sale of property and equipment                         -0-         -0-

               Net cash used in investing activities                       (17,797)    (10,845)
                                                                         ---------     -------
Cash flows from financing activities:
      Proceeds from issuance of common stock                                  --        35,000

               Net cash provided by financing activities                         0      35,000
                                                                         ---------     -------

               Net decrease in cash and cash equivalents                   (74,351)     (9,258)

Cash and cash equivalents at beginning of period                           596,705     571,270

Cash and cash equivalents at end of period                               $ 522,354     562,012
                                                                         =========     =======

Reconciliation of net income to net cash used by operating activities:

Net income                                                               $ (28,102)     27,720
Adjustments to reconcile net income to net cash used by operating activities:
      Depreciation and amortization                                            445         271
      Allowance for doubtful accounts                                            0           0
      Increase in accounts receivable                                       33,405        (573)
      Increase in receivables from officers and employees                      --      (15,000)
      Increase in Inventory                                                (15,362)     (8,243)
      Decrease in accounts payable                                         (23,116)    (20,527)
      Decrease in accrued expenses                                         (19,416)    (22,509)
      Increase (decrease) in other liabilities                              (4,408)      5,448
                                                                         ---------     -------

                Total adjustments                                          (28,452)    (61,113)

                Net cash used by operating activities                    $ (56,554)    (33,413)
                                                                         =========     =======

See accompanying notes to financial statements

                          PRO TECH COMMUNICATIONS, INC.

                          Notes to Financial Statements
                      January 31, 1997 and 1996 (unaudited)



The unaudited interim financial statements of Pro Tech Communications, Inc. (the "Company") reflect all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary to present fairly the Company's financial condition and the results of operations and cash flows for the interim periods. The results for interim periods are not necessarily indicative of trends or results to be expected for the full year. These interim financial statements and notes should be read in conjunction with the Company's audited financial statements for the years ended October 31, 1995 and 1996.


(1)      Description of Business and Summary of Significant Accounting Policies

         (a)    Business

                The Company was organized and incorporated under the laws of the State of Florida for the purpose of designing, developing, producing and marketing lightweight telephone headsets. The Company presently manufactures and markets its first headset design primarily for fast food companies and other large quantity users of headset systems. The Company is in the process of completing the development of a second design for the telephone user market, which includes telephone operating companies, government agencies and business offices. The Company's business strategy is to offer lightweight headsets with design emphasis on performance and durability at a cost below that of its competitors.

                On November 1, 1994 all assets and liabilities of Pro Tech Systems (a limited partnership) were transferred to Pro Tech Communications, Inc. The former partners of Pro Tech Systems received 2,000,000 shares of common stock in the Company in exchange for their respective interests in the limited partnership.

                Pro Tech Systems was formally dissolved as of December 13, 1994.

         (b)    Cash and Cash Equivalents

                The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

         (c)    Inventory

                Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

         (d)     Revenue and Cost Recognition

                The Company recognizes revenues as products are shipped. New customers are extended a 30-day trial period during which the product may be returned. Additionally, each headset carries a two year warranty. The Company provides, by a current charge to income, an amount it estimates will be needed to cover future warranty obligations for products sold during the year. The accrued liability for warranty costs is included in accrued expenses in the balance sheet.


         (e)    Property and Equipment

                Property and equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which are generally 5-10 years. Repair and maintenance costs are charged to expense when incurred.

         (f)    Income Taxes

                Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         (g)    Fair Value of Financial Instruments

                The estimated fair values of the Company's cash and cash equivalents, accounts receivable and current liabilities approximate the carrying amount due to the short-term nature of such financial instruments.

         (h)    Reclassification

                Certain amounts in the 1996 financial statements have been reclassified to conform to the 1997 presentation.

         (i)    Advertising

                The costs of advertising, promotion and marketing programs are charged to operations in the year incurred. Advertising costs approximated $1,492 and $325 for the periods ended January 31, 1997 and 1996, respectively, and were included in selling, general and administrative expenses in the accompanying statement of operations.

         (j)    Research and Development

                Research and development costs are expensed when incurred and are included in selling, general and administrative expenses. The amount charged to expense in the period ending January 31, 1997 and 1996 was $4,750 and $685, respectively.

         (k)    Use of Estimates

                The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and contingent assets and liabilities. Actual results could differ from those estimates.

         (l)    Stock Option Plan

                On October 23, 1995, the FASB issued Statement No. 123, Accounting for Stock-Based Compensation (Statement 123). This Statement applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the entity's common stock price. The Statement covers transactions with employees and non-employees and is applicable to both public and nonpublic entities. Entities are allowed (1) to continue to use the Accounting Principles Board Opinion No. 25 (APB 25) method, or (2) to adopt the Statement 123 fair value based method. Once the method is adopted, an entity cannot change the method and the method selected applies to all of an entity's compensation plans and transactions. For entities not adopting the Statement 123 fair value based method, Statement 123 requires pro forma net income and earnings per share information as if the fair value based method had been adopted. For entities not adopting the fair value based method, the disclosure requirements of Statement 123, including the pro forma information, are effective for financial statements for fiscal years beginning after December 15, 1995 (fiscal year ended October 31, 1997 for the Company). The pro forma disclosures are to include all awards granted in fiscal years that begin after December 15, 1994 (fiscal year ended October 31, 1996 for the Company). However, the disclosures including the pro forma net income and earnings per share disclosures, for the fiscal year beginning after December 15, 1994 (fiscal year ended October 31, 1996 for the Company) will not be included in that year's financial statements but will be included in the following year end (fiscal year ended October 31, 1997 for the Company) financial statements if the first fiscal year is presented for comparative purposes. Management has determined that the Company will account for stock-based compensation under the APB 25 method and will disclose the pro forma impact of Statement 123 in future years' financial statements.

          (m) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

                The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

          (n)   Transfers and Servicing of Financial Assets and
                Extinguishments of Liabilities

                In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Management of the Company does not expect adoption of SFAS No. 125 will have a material impact on the Company's financial position, results of operations, or liquidity.

(2)    Inventory

       Inventory at January 31, 1997 and 1996 consists of the following:


                                                             1996           1997
                                                             ----           ----

                    Raw materials                          $ 45,400       53,781
                    Work in process                          58,287        9,243
                    Finished goods                           88,122       35,280
                                                           --------       ------
                                                           $191,809       98,304
                                                           ========       ======

(3)    Net Property and Equipment

       The following is a summary of property and equipment at January 31, 1997 and 1996:

                                                            1997           1996
                                                            ----           ----

                    Production molds                       $109,774       62,774
                    Office equipment                         53,309       41,648
                    Production equipment                      8,217        8,217
                    Leasehold improvements                    9,574        6,663
                    Vehicles                                  5,557        1,984
                    Marketing display                         5,430         --
                                                           --------       -------

                                  Total cost                191,861       121,286

                        Less:  accumulated depreciation      52,437        20,735
                                                           --------       -------

                                  TOTAL                    $139,424       100,551
                                                           ========       =======

       Total depreciation expense was $445 and $271 for the periods ended January 31, 1997 and 1996, respectively.


(4)    Notes Payable

       Notes payable consisted of the following at January 31, 1997 and 1996:


                                                                      1997      1996
                                                                     ------    -------
      Note payable to Euro Investment Corporation bearing
           annual interest at 14.3%, payable on demand                  --     250,000

      Accrued interest on Euro Invstment Corporation note               --       1,887

                   TOTAL NOTES PAYABLE                               $  --     251,887
                                                                     =====     =======

(5)      Accrued Expenses

                  Accrued expense consisted of the following at January 31, 1997 and 1996:

                                                                        1997          1996

                    Accrued warranty expense                       $    13,863        4,825
                    Accrued professional fees                            5,500         --
                    Other accrued expenses                               6,681        6,852
                                                                   -----------       ------
                                                                   $    26,044       11,677
                                                                   ===========       ======

(6)    Capital Stock

       During fiscal year 1996, the Company underwent a stock offering under Rule 504 of Regulation D promulgated under the Securities Act of 1933. The offering sold 1,100,000 shares of common stock at $.50 per share, yielding net cash proceeds of $451,177. During fiscal year 1995, the Company underwent a stock offering under Rule 504 of Regulation D promulgated under the Securities Act of 1933. The offering sold 864,000 shares of common stock at $.50 per share yielding net cash proceeds of $399,255. At January 31, 1997 $4,000 was held in escrow for the benefit of the Company pending completion of the subscription agreements by two investors for 4,000 shares each. These receivables are netted against additional paid-in capital.

       The Company, in conjunction with the stock offering of March 3, 1995, issued warrants for 200,000 shares of common stock to the sales agent responsible for sales outside the United States. As of January 31, 1997, a summary of the warrants to purchase common stock, currently exercisable, are as follows:

                   Expiration Date                   Shares       Exercise Price Per Warrant
                   ---------------                   ------       --------------------------

                  September  3, 1997                 200,000           $  .60
                  September 26, 1998                 600,000           $ 1.50


(7)    Stock Option Plan

       On April 15, 1996, the Board of Directors adopted The 1996 Stock Option Plan (the Plan), for the benefit of directors, officers, employees and consultants to the Company. The Plan authorizes the issuance of up to 590,000 shares of common stock, all of which were granted during fiscal year 1996.

       On April 15, 1996, 540,000 and 50,000 shares were granted to the Company's President and officers, respectively, at an option price of $.50 per share. The stock option exercise price was the fair value at the date of the grant, which was determined from the price paid per share during the Company's stock offering carried out from April 8, 1996 to May 15, 1996, (note 5). The stock options are exercisable upon the grant date, extending over a period of three years. At January 31, 1997, no stock options had been exercised.

(8)    Operating Leases

       The Company leases office and production facilities under operating leases. Future minimum lease payments for such noncancelable leases as of January 31, 1997 are as follows:

                  1997                                12,653
                  1998                                 1,406
                                                     -------
                                    Total            $14,059
                                                     -------

Rent expense under lease agreements totaled $4,217 and $2,792 for the period ending January 31, 1997 and 1996, respectively.

9)     Income Taxes

       No income taxes were paid during the current reporting period.

       Income tax expense (benefit) consist of:

                                                                    Current     Deferred    Total
                                                                    -------     --------    -----

                    1996:
                           Federal                                  $  4,255    (2,800)    1,455
                           State                                       1,360    (1,100)      260
                                                                    --------    ------     -----

                                                                       5,615    (3,900)    1,715
                                                                    --------    ------     -----

                    1995
                          Federal                                     12,179      --      12,179
                          State                                        1,753      --       1,753
                                                                    --------    ------     -----

                                                                    $ 13,932      --      13,932
                                                                    --------    ------     -----

       The actual expense differs from the "expected" amount computed by applying the U.S. Federal corporate income tax rate of 34% to income before income taxes as follows:

                                                                1996        1995
                                                                ----        ----
          Computed "expected" tax expense                    $    406     19,683
          Increase (reduction) in income taxes resulting
           from:
                      State income tax, net of federal tax
                               benefits                           170      1,200
                      Effect of graduated tax rates            (5,400)   (11,200)
                      Nondeductible costs for SEC Form
                      10-SB filing                              11,000       --
                        Other, net                             (4,461)     4,249
                                                             --------     ------

                                                             $  1,715     13,932
                                                             ========     ======

       Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                Accounts receivable principally due to allowance for
                    doubtful accounts                                          $1,800
                Accrued warranty expense                                        4,500
                                                                               ------

                        Total deferred tax assets                               6,300

          Plant and equipment principally due to differences in
             depreciation                                                       2,400
                                                                               ------

          Total deferred tax liabilities                                        2,400
                                                                               ------


          Net deferred tax assets                                              $3,900
                                                                               ------

       In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Taxable income for the years ended October 31, 1996 and 1995, respectively, was $1,194 and $57,891. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(10)   Related Party Transactions

       During fiscal year 1996, the Company loaned $28,882 to its' President. The loan bears interest at 15% per annum, with principal and interest due August 2, 1997. The Company also loaned its' Vice President $3,500 during 1996. This loan bears interest at 15% per annum, with principal and interest due July 9, 1997.

       The Company has entered into an employment agreement with its' President expiring December 9, 1999. The agreement provides for a maximum annual salary of $90,000 with additional amounts added using the consumer price index as a minimum. The President is eligible for the maximum annual salary during a given year only if the Company generates annual sales of at least $2,000,000 and pre-tax income equal to at least 20% of the Company's annual sales. If at any time during the Company's fiscal year the Board of Directors determines the Company will not meet minimum requirements noted above, the Board shall determine the President's compensation for that year, taking into account the Company's projected financial performance and needs for that year.

(11)   Major Customers

       For 1997 and 1996, approximately 30% and 60%, respectively, of all sales were to McDonald's Restaurant franchises.

              ===========================================================       ===================================================
                   No dealer, salesman, or other person is
              authorized to give any information or to make any
              representation not contained in this Prospectus in
              connection with this offering, and any information or
              representation not contained herein must not be relied
              upon as having been authorized by the Company or any
              other person.  This Prospectus does not constitute an                     2,240,000 SHARES OF COMMON STOCK
              offer to sell or a solicitation of an offer to buy any
              securities other than the registered securities to
              which it relates or an offer to sell or solicitation
              of any person in any jurisdiction where such offer or
              solicitation would be unlawful.  Neither the delivery
              of this Prospectus at any time nor any sale made
              hereunder shall, under any circumstances, create any
              implication that the information herein contained is                       PRO TECH COMMUNICATIONS, INC.
              correct as of any time subsequent to the date of this
              Prospectus.


                        ---------------------------------

                                TABLE OF CONTENTS

                                                                                           -------------------------
                                                                Page
                                                                ----
              Prospectus Summary  . . . . . . . . . . . . . . . .  2                               PROSPECTUS
              Risk Factors  . . . . . . . . . . . . . . . . . . .  4
              Plan of Distribution  . . . . . . . . . . . . . . .  7                       -------------------------
              Dilution  . . . . . . . . . . . . . . . . . . . . .  8
              Price Range of Common Stock . . . . . . . . . . . .  8
              Use of Proceeds . . . . . . . . . . . . . . . . . .  8
              Selected Financial Information  . . . . . . . . . . 10
              Management's Discussion and Analysis of
                Financial Condition . . . . . . . . . . . . . . . 10
              Business  . . . . . . . . . . . . . . . . . . . . . 12
              Management  . . . . . . . . . . . . . . . . . . . . 17
              Principal and Selling Stockholders  . . . . . . . . 20
              Certain Transactions  . . . . . . . . . . . . . . . 21
              Description of Securities . . . . . . . . . . . . . 22
              Legal Matters   . . . . . . . . . . . . . . . . .   23                            March __, 1997
              Experts   . . . . . . . . . . . . . . . . . . . . . 23
              Additional Information  . . . . . . . . . . . . . . 23
              Index to Financial Statements . . . . . . . . . .  F-1


                        ---------------------------------
                    Until __________________, 1997, all dealers
              effecting transactions in the registered securities,
              whether or not participating in this distribution, may
              be required to deliver a Prospectus.  This is in
              addition to the obligation of dealers to deliver a
              prospectus when acting as underwriters and with
              respect to their unsold allotments or subscriptions.
              ===========================================================       ===================================================


PART II.

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 24.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Pursuant to the provisions of Section 607.0850(1) of the Florida Business Corporation Act and the Company's Articles of Incorporation, the Company has the power to indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the Company), because such person is or was a director, officer, employee, or agent of the Company (or is or was serving at the request of the Company under specified capacities) against liability incurred in connection with such proceeding provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interest of the Company (and with respect to any criminal action or proceeding, such person had no reasonable cause to believe such person's conduct was unlawful).

     With respect to a proceeding by or in the right of the Company to procure a judgment in its favor, Section 607.0850(2) of the Florida Business Corporation Act provides that the Company shall have the power to indemnify any person who is or was a director, officer, employee, or agent of the Company (or is or was serving at the request of the Company under specified capacities) against expenses and amounts paid in settlement not exceeding, in the judgment of the Board of Directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interest of the Company, except that no indemnification shall be made in a case in which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which the proceeding was brought, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

     Indemnification as described above shall only be granted in a specific case upon a determination that indemnification is proper under the circumstances using the applicable standard of conduct which is made by (a) a majority of a quorum of directors who were not paries to such proceeding, (b) if such a quorum is not attainable or by majority vote of a committee designated by the Board of Directors consisting of two or more directors not parties to the proceeding, (c) by independent legal counsel selected by the Board of Directors described in the foregoing parts (a) and (b), or if a quorum cannot be obtained, then selected by a majority vote of a quorum consisting of stockholders who are not parties to such proceeding.

     Section 607.0850(12) of the Florida Business Corporation Act permits the Company to purchase and maintain insurance on behalf of any director, officer, employee or agent of the Company (or is or was serving at the request of the Company in specified capacities) against any liability asserted against such person or incurred by such person in any such capacity whether or not the Company has the power to indemnify such person against such liability.

SECURITIES AND EXCHANGE COMMISSION POLICY

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed by the 1933 Act and is therefore unenforceable.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the issuance and distribution of the securities registered hereunder are as follows:

                                                                                             To be paid
                                                                                           by the Company
                                                                                           --------------
               SEC Registration Fee   . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 3,121.81*
               Transfer Agent Fees and Expenses   . . . . . . . . . . . . . . . . . . . .       3,000
               Printing Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       5,000
               Legal Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . .      30,000
               Accounting Fees and Expenses   . . . . . . . . . . . . . . . . . . . . . .       3,000
               Miscellaneous    . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       5,000
                                                                                              ----------

                                                      Total   . . . . . . . . . . . . . .     $49,121.81
                                                                                              ----------

-----------------
               *    Actual fee.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has issued the following securities since its formation in October 1994:

     On November 1, 1994, all of the assets of Pro Tech Systems, a California limited partnership, were transferred to the Company as consideration for the issuance of 2,000,000 shares of Common Stock to 13 persons, including Mr. Larkin and the 12 limited partners of the limited partnership. This transaction was considered exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") under Section 4(2) thereof and Rule 506 of Regulation D promulgated under the Securities Act since this was a transaction by an issuer not involving a public offering of securities to persons who were familiar with the issuers business.

     On November 3, 1994, the Company granted Westek Electronics, Inc. ("Westek"), a company controlled by Mr. Larkin's son, a two-year option to purchase 40,000 shares of Common Stock at an exercise price $.50 per share.
The option is presently exercisable and expires on March 2, 1997. The option was issued to Westek in consideration of a loan of $20,000 from Westek to the Company. This transaction was considered exempt from the registration requirements of the Securities Act under Section 4(2) thereof and Rule 506 of Regulation D since this was a transaction by an issuer not involving a public offering of securities to a person who was familiar with the issuer's business.

     From January 5, 1995 to November 15, 1995, the Company offered and sold 864,000 shares of Common Stock at $.50 per share to 13 persons pursuant to Rule 504 of Regulation D promulgated under the Securities Act. In connection with such transaction, the Company granted an option to Harris McLean to purchase up to 200,000 shares of Common Stock. The option was granted to Harris McLean pursuant to Regulation S promulgated under the Securities Act.

     From April 8, 1996 to May 15, 1996, the Company sold 1,100,000 shares of Common Stock at $.50 per share to 56 persons pursuant to Rule 504 of Regulation D promulgated of the Securities Act.

     On April 15, 1995, options to purchase 25,000 shares under the 1996 Stock Option Plan were granted to each of Kenneth Campbell and Richard Hennessey and options to purchase 540,000 shares under such plan were granted to Keith Larkin. The grant of such options was exempt under Section 4(2) of the Securities Act since the options were granted to persons familiar with the issuer's business.

     As of June 26, 1996, the Company granted to each of Martin Goldberg, Costas Takkas and Don Fraser a warrant to purchase 200,000 shares of Common Stock at an exercise price of $1.50 per share. These transactions were considered exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act since such transactions involved the negotiation of the terms of the warrants with sophisticated persons.

In addition, the transaction with Messrs. Takkas and Fraser were exempt from such registration requirements under Regulation S promulgated under the Securities Act since the transactions with such persons complied with all of the conditions in Regulation S.

     As of December 19, 1996, the Company issued warrants to purchase 300,000 shares of Common Stock to Harvey M. Burstein and warrants to purchase 100,000 shares of Common Stock to James D. Loeffelbein. The exercise price of the warrants is $1.50 per share. These transactions were considered exempt from the registration requirements of the Securities Act under Section 4(2) since such transactions involved the negotiation of the terms of the warrants with sophisticated persons.
     In February 1997, the options to purchase 25,000 shares, which were granted to each of Messrs. Campbell and Hennessey, were exercised in full. Thereafter, Messrs. Campbell and Hennessey sold 25,000 and 20,000 of the shares underlying the options, respectively, in accordance with Rule 701 under the 1933 Act.
ITEM 27.  EXHIBITS.

     3.1     Articles of Incorporation of the Company, dated October 5, 1994, and the Amendments thereto, dated January
             31, 1995.*

     3.2     By-laws of the Company.*

     5       Opinion and Consent of Lucio, Mandler, Croland, Bronstein, Garbett, Stiphany & Martinez, P.A.

     10.1    Amended and Restated Employment Agreement, dated as of December 9, 1994, between the Company and Keith
             Larkin.**

     10.2    Stock Option, dated March 3, 1995, issued by the Company to Harris McLean Financial Group, Ltd.*

     10.3    Stock Option, dated November 3, 1994, issued by the Company to Westek Electronics, Inc.*

     10.4    The Company's 1996 Stock Option Plan.*

     10.5    Stock Option, dated April 15, 1996, issued by the Company to Keith Larkin.*

     10.6    Stock Option, dated April 15, 1996, issued by the Company to Kenneth Campbell.*

     10.7    Stock Option, dated April 15, 1996, issued by the Company to Richard Hennessey.*

     10.8    Lease, dated July 20, 1994, between the Company and Sid Motel.**

     10.9    Lease, dated November 22, 1995, between the Company and Sidney Motel.**

     10.10   Marketing Agreement, dated as of June 26, 1996, between the Company and Martin Goldberg.*

     10.11   Amended and Restated Stock Purchase Warrant, dated as of June 26, 1996, issued by the Company to Martin
             Goldberg.**

     10.12   Marketing Agreement, dated as of June 26, 1996, between the Company and Costas Takkas.*

     10.13   Amended and Restated Stock Purchase Warrant, dated as of June 26, 1996, issued by the Company to Costas
             Takkas.**

     10.14   Marketing Agreement, dated as of June 26, 1996, between the Company and Don Fraser.*

     10.15   Amended and Restated Stock Purchase Warrant, dated as of June 26, 1996, issued by the Company to Don
             Fraser.**

     10.16   Stock Purchase Warrant, dated as of December 19, 1996, issued by the Company to Harvey M. Burstein.***


     10.17   Stock Purchase Warrant, dated as of December 19, 1996, issued by the Company to James D. Loeffelbein.***

     23      Consent of KPMG Peat Marwick LLP.

     27      Financial Data Schedule (for SEC use only). Incorporated by reference to the Company's Form 10-QSB for the three-month period ended January 31, 1997.

___________________________
* Incorporated by reference to the initial filing with the Commission of the Company's Form 10-SB on July 5, 1996.
** Incorporated by reference to Amendment No. 1 to the Company's Form 10-SB which was filed with the Commission on October 4, 1996.
*** Incorporated by reference to the Company's Form 10-KSB for the fiscal year ended October 31, 1996.

ITEM 28.  UNDERTAKINGS.

     (a)     The Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a) (1) (i) and (a) (1) (ii) hereof do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

     (c)     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Pierce, Florida, on the 20th day of March 1997.


                                     Registrant:   PRO TECH COMMUNICATIONS, INC.

                                                   By: /s/ Keith Larkin
                                                       -----------------------
                                                       Keith Larkin, President


     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.




          Signature                           Title                                                 Date
          ---------                           -----                                                 ----
/s/ Keith Larkin                              Chairman of the Board,                               March 20, 1997
--------------------------------------------  President and Treasurer
Keith Larkin                                  (Chief Executive Officer and
                                              Chief Financial and Accounting Officer)



/s/ Kenneth Campbell                          Director, Secretary and                              March 20, 1997
--------------------------------------------  Vice-President of Operations
Kenneth Campbell





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